



THURSDAY
JUNE 4TH, 2020
11:00AM ET

Notice of Annual Stockholders' Meeting and Proxy Statement

BOOKING HOLDINGS

TABLE OF CONTENTS



Dear Fellow Stockholder

APRIL 24, 2020

We are facing an unprecedented global pandemic. I believe the COVID-19 virus will impact global travel more than the 9/11 terror attacks, the SARS epidemic and the 2008-2009 Global Financial Crisis combined. Furthermore, it is not possible to predict the trajectory of the virus nor its long-term impact on the travel industry with any degree of certainty.

Our absolute number one priority is the health and safety of our colleagues, customers and partners. Our crisis management teams have been working across the world with governments and world health organizations to ensure we have policies in place that support and protect all of them. As Corona virus-related regulations and policies change rapidly, we are working to adapt our products and services to the continuously changing circumstances.

Our 2019 results seem like a distant memory in light of the new reality, however I would like to recap our performance because it highlights our global scale and the strength of our core business pre-crisis, which we believe serves as a foundation to help us weather the current storm. We booked 845 million room nights for the year, 11% more than 2018 – equating to an average of 2.3 million nights each day. We also produced strong year-over-year growth across our key financial metrics including revenue, net income and adjusted EBITDA. Our revenue of $15.1 billion was up 4% (7% on a constant currency basis); our net income of $4.9 billion was up 22%; and our adjusted EBITDA of $5.9 billion was up 2% (6% on a constant currency basis). (See Appendix A for a reconciliation of non-GAAP financial measures to GAAP financial measures).

During 2019, we made progress in key initiatives including expanding the Booking.com payment platform, growing our alternative accommodations business, and making strides towards our long-term vision to deliver the connected trip. These efforts are part of our long-term strategy, but for the immediate, foreseeable future, our focus will remain on doing whatever we can to support our employees, customers and partners, as

well as setting up the company to be optimally positioned in the post-crisis era. We have a strong balance sheet but, given the unpredictability of COVID-19, cash is ever-more critical. We have been working to reduce costs, such as lowering marketing spend to match the decrease in demand and we intend to be especially mindful of our cash levels and cash management efforts throughout the crisis.

While we are all hopeful that the virus can be contained soon throughout the world, we are planning for extended headwinds in 2020. Nevertheless, we will do all we can to support our colleagues, customers, partners and the global travel ecosystem so that when people are ready to travel again, Booking Holdings is there to make it easier for everyone to experience the world.

When we emerge from this global pandemic, our world and our industry will undoubtedly be different, but travel will remain fundamental to people's lives. We truly believe that travel makes the world a better place and, even if not today, the world will travel again.

I want to thank our employees all over the world who are putting forward extraordinary efforts during this time. I want to thank our customers for inspiring us to do what we do. We will continue to be there for you to support you in this crisis. I want to thank our partners for all that they do to make travel experiences wonderful for millions of people every year. Lastly, I want to thank our Board of Directors for their tremendous support, continued leadership and guidance. We know these days are extremely challenging for everyone, but we believe brighter days will come.

Sincerely,

Glenn D. Fogel

President and Chief Executive Officer

April 24, 2020

  **BOOKING** HOLDINGS

Dear Stockholder:

APRIL 24, 2020

You are cordially invited to attend the 2020 Annual Meeting of Stockholders (the "Annual Meeting") of Booking Holdings Inc. to be held at 11:00 a.m. Eastern Time on Thursday, June 4, 2020.

After careful consideration and in light of the safety concerns resulting from the COVID-19 pandemic, the Board of Directors has determined that it is in the best interests of the public, our stockholders and our employees to conduct this year's Annual Meeting in a virtual meeting format with no physical meeting location. You may attend the virtual Annual Meeting at www.virtualshareholdermeeting.com/BKNG2020. To ask questions and vote at the Annual Meeting, you will need the 16-digit control number that appears on your Notice of Internet Availability of Proxy Materials, on the proxy card or on the instructions that accompanied the proxy materials.

This booklet includes the Notice of Annual Meeting and proxy statement. The proxy statement provides information about Booking Holdings in addition to describing the business we will conduct at the meeting.

We hope you will be able to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting,

please mark, sign, date and return your proxy card in the enclosed envelope as soon as possible or vote by calling the toll-free telephone number or by going online as described in the instructions included in your proxy card. Your stock will be voted in accordance with the instructions you have given in your proxy card. You may attend the Annual Meeting and vote through the virtual meeting platform, even if you have previously returned your proxy card or voted by telephone or by internet, by following the instructions included in the proxy statement. **All stockholders who attend the meeting will be required to provide their 16-digit control number provided on their proxy card to vote or ask questions**. We hope you are able to join us on June 4.

Sincerely,

Jeffery H. Boyd

Chairman of the Board

April 24, 2020

IMPORTANT

A proxy card is enclosed. We urge you to complete and mail the card promptly in the enclosed envelope, which requires no postage if mailed in the United States. Alternatively, you may vote by calling the toll-free telephone number or by going online as described in the instructions included with your proxy card. Any stockholder attending the Annual Meeting may vote on all matters that are considered, in which case the signed and mailed proxy or prior vote by telephone or online will be revoked. **Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.**

IT IS IMPORTANT THAT YOU VOTE YOUR STOCK

 

BOOKING HOLDINGS

800 Connecticut Avenue
Norwalk, CT 06854

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of Booking Holdings Inc. (the "Company") is soliciting your proxy for the 2020 Annual Meeting of Stockholders.



THURSDAY, JUNE 4, 2020
11:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/BKNG2020

RECORD DATE

The Board of Directors fixed the close of business on April 9, 2020 as the record date for identifying those stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

WE WILL BE VOTING ON THE FOLLOWING MATTERS:

1. To elect twelve directors to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified;

2. To approve on an advisory basis the 2019 compensation paid by the Company to its named executive officers;

3. To ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020;

4. To consider and vote upon a non-binding stockholder proposal requesting the right of stockholders to act by written consent; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Even if you have given your proxy, you may still vote on the virtual meeting platform if you attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.

 **At the Meeting:** To attend the Annual Meeting, visit www.virtualshareholdermeeting.com/BKNG2020 and if you wish to vote or ask questions during the Annual Meeting, you must have the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials.

 **Online:** You may vote by going online as described in the instructions included with your proxy card.

 **Telephone:** You may vote by calling the toll-free telephone number as described in the instructions included with your proxy card.

 **Mail:** Complete, date, sign and return the enclosed proxy card and return it in the enclosed postage prepaid envelope (if mailed in the United States).

April 24, 2020
By Order of the Board of Directors

Stephen Sonne
Corporate Secretary
Norwalk, Connecticut

This proxy statement and our 2019 Annual Report are also available on our website at **ir.bookingholdings.com/financial-information/annual-reports.**

PROXY SUMMARY

To assist you in reviewing our 2019 performance, we would like to call your attention to the following information, including key elements of our proxy statement and Annual Report on Form 10-K. The following description is only a summary. Before voting and for more complete information about these topics, please review our Annual Report on Form 10-K for the year ended December 31, 2019 and the complete proxy statement.

About Booking Holdings

Our mission is to make it easier for everyone to experience the world

Booking Holdings is the world's leading provider of online travel and related services, provided to customers and partners in over 230 countries and territories through six primary consumer-facing brands. Collectively, Booking Holdings operates in more than 40 languages across Europe, North America, South America, the Asia-Pacific region, the Middle East and Africa.

We connect consumers wishing to make travel reservations with providers of travel services around the world through our online platforms. We offer these services through six primary consumer-facing brands:

	Accommodations	Ground Transportation	Flights	Restaurants	Activities	Meta Search
Booking.com	✓	✓	✓	✓*	✓	
KAYAK						✓
priceline.com	✓	✓	✓			
agoda	✓	✓	✓		✓	
Rentalcars.com		✓				
OpenTable				✓		

*   *Available in select cities.*

Forbes
Rankings include: World's Most Innovative Companies, World's Best Employers, World's Best Employers for Women and World's Best Employers for Diversity

Fortune
Rankings include: World's Most Admired Companies and Future 50 Companies Best Positioned for Growth

Fast Company
Indexed by Fast Company as a World's Most Innovative Company

230+
COUNTRIES AND TERRITORIES

40+
LANGUAGES

29.4M listings
HOTELS, HOMES, APARTMENTS AND OTHER UNIQUE PLACES TO STAY

Our 2019 Performance

2019 was a solid year for Booking Holdings Inc. *(the "Company," "Booking Holdings," "we," "our" or "us")*. In 2019, we operated the largest, most profitable global online travel business in the world, with a 2019 operating margin of 35.5% as a percentage of revenues. In 2019, our net income grew 21.7% to $4.9 billion and we generated $4.9 billion of cash from operating activities. We are particularly proud of having achieved above-market growth while maintaining industry-leading profitability. During 2019, Booking.com, our largest brand, added approximately 400,000 accommodations to its reservation services, including approximately 376,000 homes, apartments and other unique places to stay, and, as of March 31, 2020, had approximately 2,607,000 directly bookable hotels and other places to stay available through its platforms representing more than 29.4 million reported listings (units potentially available for booking as reported to us by the property). Further, we were pleased to announce that we had 6.3 million reported listings of alternative accommodations as of December 31, 2019. In 2019, we recorded revenue of $3.1 billion from alternative accommodations and alternative accommodations were nicely profitable and grew faster than our core accommodation business. Although in many respects we achieved good financial results in 2019, we did not meet the financial goals we set for ourselves, as discussed in more detail below in the *Compensation Discussion and Analysis* beginning on page 40.



GROSS TRAVEL BOOKINGS
(BILLIONS)

Performance

We achieved year-over-year gross bookings growth of 4.0% (8% on a constant currency basis (i.e., using 2018 exchange rates)). Gross bookings is a common operating and statistical metric used in the travel industry representing the total U.S. Dollar value, generally inclusive of all taxes and fees, of all travel services purchased by consumers through our online travel reservation businesses, net of cancellations. Over the three-year period from 2017 to 2019, we had gross travel bookings of $270.4 billion. From a multi-year perspective, we have achieved significant growth, with a 55.5% increase in gross bookings over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.



ROOM NIGHTS
(MILLIONS)

Performance

We continue to be the largest online accommodation reservation service in the world based on room nights booked. Room nights booked grew 11.2% in 2019 to 845 million. Over the three-year period from 2017 to 2019, we had 2.3 billion room nights booked. From a multi-year perspective, we have achieved significant growth, with a 70.6% increase in room nights booked over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.



REVENUE*
(BILLIONS)



+14.7% CAGR

Performance

Total revenues grew 3.7% (7% on a constant-currency basis) in 2019. From a multi-year perspective, we have achieved significant growth, with a 58.7% increase in revenue (or gross profit for years prior to 2018*), over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.



ADJUSTED EBITDA **
(BILLIONS)



+12.3% CAGR

Performance

We had Adjusted EBITDA growth of 2.2% in 2019 versus the prior year. From a multi-year perspective, we achieved significant growth, with a 51.0% increase in Adjusted EBITDA over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.

Stockholder Return

Our operating and financial performance has resulted in significant returns to stockholders. Our stock price increased from $1,466.06 on December 31, 2016 to $2,053.73 on December 31, 2019, representing a 40.1% increase over that three-year period. Through the repurchase of shares of our common stock, we returned approximately $8.2 billion to stockholders in 2019 and approximately $16.0 billion over the 2017-2019 three-year period, representing 108% of the cash generated by operating activities during that three-year period.



STOCK PRICE AS OF DECEMBER 31,



+12.5% CAGR

$8.2 billion
RETURNED TO STOCKHOLDERS IN 2019

$16.0 billion
RETURNED TO STOCKHOLDERS OVER THE 2017-2019 THREE-YEAR PERIOD

---

*   As a result of the new revenue recognition accounting standard that began in 2018, total revenues reported in 2018 and 2019 are comparable to gross profit reported in previous years. For more information, see Note 2 to the Consolidated Financial Statements of our 2019 Annual Report.

** See Appendix A to this proxy statement for a reconciliation of non-GAAP financial measures and the rationale for the use of non-GAAP financial measures.

Corporate Governance Highlights

We strive to maintain strong corporate governance practices that are both stockholder friendly and designed to protect and grow long-term stockholder value. Management regularly engages with our largest stockholders and encourages all stockholders to contact us about any concerns they have. Our corporate governance practices include:

- Lead Independent Director;
- Majority voting in director elections;
- Stockholder-approved proxy access;
- Annual director elections (i.e., no classified board);
- No super-majority voting provisions;
- Stock ownership guidelines for directors and executive officers;
- Stockholders can call special meetings;
- No poison pill/rights plan;
- Annual "say-on-pay" vote;
- Long-standing practice of prohibiting hedging or pledging of stock by directors and executive officers;
- Disclosure of director and executive officer 10b5-1 Plans; and
- 11 of 13 current directors are independent.

Organizational Changes

In 2019, we added two new independent directors, Ms. Wei Hopeman and Ms. Vanessa Wittman. These two accomplished women bring valuable skills, experience and insight onto our Board. We also look forward to the addition of Mr. Bob van Dijk to our Board should he be elected at the Annual Meeting. With the addition of Mr. van Dijk, Ms. Nancy Peretsman and Mr. James Guyette are retiring from our Board as of the Annual Meeting, and we express our deep appreciation for their many years of outstanding service to the Company and its stockholders.

In June 2019, Mr. Glenn Fogel, the Company's President and Chief Executive Officer, took on the additional role of Chief Executive Officer of our largest brand, Booking.com. Ms. Gillian Tans, the prior Chief Executive Officer of Booking.com, transitioned to the position of Chairwoman of Booking.com.

Our Board

Current Directors	Age (as of 3-31-20)	Director Since	Independent	Audit	Compensation	Nominating and Corporate Governance	Other Public Directorships
					Committee Memberships*		
Timothy M. Armstrong	49	2013	■		■		0
Jeffery H. Boyd *(Chairman)*	63	2001					1
Glenn D. Fogel	58	2017					0
Mirian M. Graddick-Weir	65	2018	■		Chair		1
Wei Hopeman	50	2019	■			■	0
Robert J. Mylod, Jr. *(Chairman as of Annual Meeting)*	53	2017	■		■		2
Charles H. Noski *(Lead Independent Director as of Annual Meeting)*	67	2015	■	Chair			2
Nicholas J. Read	55	2018	■	■			1
Thomas E. Rothman	65	2013	■	■			0
Lynn M. Vojvodich	52	2016	■			■	2
Vanessa A. Wittman	52	2019	■	■			0
Retiring Directors							
James M. Guyette *(Lead Independent Director)*	74	2003	■		■	Chair	0
Nancy B. Peretsman	66	1999	■			■	0
Number of Meetings in 2019				**11**	**7**	**3**	
New Nominee							
Bob van Dijk	47	N/A	■				2**

* *Reflects current committee composition. As of the Annual Meeting: Ms. Wittman will become Chair of the Audit Committee; Mr. Noski will become Chair of the NCG Committee and remain on the Audit Committee; Dr. Graddick-Weir will join the Audit Committee and remain the Chair of the Compensation Committee; Mr. Rothman will leave the Audit Committee and join the NCG Committee; and Ms. Vojvodich will join the Compensation Committee and remain on the NCG Committee.*

** *Mr. van Dijk serves on the boards of Naspers Limited and Prosus N.V. Naspers is a non-U.S. company publicly-traded on the Johannesburg Stock Exchange and Prosus is a non-U.S. majority-owned, publicly-traded subsidiary of Naspers, primarily traded on the EuroNext Exchange in Amsterdam. Our Corporate Governance Principles generally limit sitting CEOs of public companies from being on more than 2 public company boards, including ours. However, the NCG Committee has waived this limit with respect to Mr. van Dijk because his service on Prosus' board is part of his responsibilities as CEO of Naspers, its parent company, and therefore (a) the responsibilities of board membership on these affiliated companies are overlapping and (b) under these circumstances the NCG Committee believes that his membership on Naspers' and Prosus' boards will not impair Mr. van Dijk's ability to devote the necessary time and attention to his service on our Board.*

In addition, our Board of Directors (the "Board") exhibits a strong mix of desired attributes, including business experience, tenure, age, diversity and independence. Ten of our current directors have joined our Board since January 2013, including nine current independent directors, and we have a new independent nominee up for election to the Board at the Annual Meeting.

Board Gender Diversity*



4 WOMEN   12 MEMBERS   8 MEN

Tenure*



SHORT TERM < 4 YEARS   7
MEDIUM TERM 4-9 YEARS   4
LONG TERM > 9 YEARS   1

3
FINANCIAL EXPERTS ON THE AUDIT COMMITTEE*

57 years
AVERAGE AGE

Director Qualifications



LEADERSHIP   9
FINANCE   8
GLOBAL BUSINESS   12
HUMAN RESOURCES   1
INTERNET / E-COMMERCE   7
SALES AND MARKETING   4
TRAVEL   3

*   Immediately following the Annual Meeting assuming all nominees are elected.

Executive Compensation Highlights

We believe strongly in pay for performance. As a result, we design our compensation programs so that we must achieve outstanding performance for our executive officers to achieve above-market compensation, including through the combination of below-market salaries and the potential for a high level of variable, "at risk" performance-driven compensation. We believe that we have developed a highly effective compensation program that has resulted in strong performance for many years. The program is substantially performance based, combines short-term and long-term elements and is based on metrics that promote both stockholder value creation and short-term and long-term executive accountability. See *Compensation Discussion and Analysis* beginning on page 40 for more information about our compensation programs and philosophy.

We do:	We do not:
✓ Tie pay to performance.	✗ Provide change in control severance tax gross-ups and do have a policy against future such arrangements.
✓ Use "double triggers" in our severance agreements and equity awards.	✗ Permit stock option repricing without stockholder approval.
✓ Have significant stock ownership guidelines.	✗ Provide significant executive-only perquisites.
✓ Have a clawback policy.	✗ Permit hedging or pledging of our stock by our directors and executive officers.
✓ Conduct an annual risk assessment of our executive compensation program.	
✓ Cap the bonus pool from which senior executives' individual cash bonuses are paid.	
✓ Conduct an annual stockholder engagement process.	
✓ Conduct formal executive succession planning.	

Name and Principal Position	2019 Salary	2019 Bonus	2019 Stock Awards	2019 Incentive Payment	All Other 2019 Compensation	Total 2019 Compensation
Glenn D. Fogel President and Chief Executive Officer	$ 750,000	—	$ 14,000,605	$ 0	$ 17,921	$ 14,768,526
David I. Goulden Executive Vice President and Chief Financial Officer	$ 600,000	—	$ 4,499,460	$ 0	$ 8,739	$ 5,108,199
Peter J. Millones Executive Vice President and General Counsel	$ 530,000	—	$ 4,499,460	$ 0	$ 8,790	$ 5,038,250
Gillian Tans Chairwoman, Booking.com	$ 335,871	$ 1,119,570	$ 10,500,268	$ 0	$ 0	$ 11,955,709

Annual Meeting Information Summary



DATE AND TIME

Thursday, June 4, 2020

11:00 a.m.,
local (Eastern) time



LOCATION

Virtual Meeting

www.virtualshareholdermeeting.com/BKNG2020
For more information about attending the meeting, see *How to Attend the Annual Meeting* on page 91.



RECORD DATE

April 9, 2020

Voting Procedures

All stockholders are cordially invited to attend the virtual Annual Meeting. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Alternatively, you may vote by calling the toll-free telephone number or by going online as described in the instructions included with your proxy card. Even if you have submitted your proxy card, you may still vote through our virtual meeting platform if you attend the meeting. **Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.**

Voting Matters

The following proposals will be voted upon at the Annual Meeting and are described in more detail in this proxy statement. Our Board recommends that you vote as follows on each such proposal:

Proposals	Board Vote Recommendation	More Information
Election of Directors (Proposal 1)	The Board of Directors recommends that you vote *FOR* each of the Board of Directors' nominees.	Page 14
Advisory Vote to Approve 2019 Executive Compensation (Proposal 2)	The Board of Directors recommends that you vote *FOR* the approval on an advisory basis of our 2019 executive compensation.	Page 75
Ratification of Independent Auditor (Proposal 3)	The Board of Directors recommends that you vote *FOR* ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.	Page 81
Stockholder Proposal Requesting the Right of Stockholders to Act by Written Consent (Proposal 4)	The Board of Directors recommends that you vote *AGAINST* this non-binding stockholder proposal requesting the right of stockholders to act by written consent.	Page 84



CORPORATE GOVERNANCE

Proposal 1 Election of Directors

The Board currently consists of thirteen directors, with no vacancies, and the term of all of the directors expires at the Annual Meeting. After years of dedicated service on the Board, Mr. James Guyette and Ms. Nancy Peretsman are retiring from the Board, effective as of the Annual Meeting, and are therefore not standing for re-election. In addition, the Company has nominated a new director nominee, Mr. Bob van Dijk. As a result, effective as of the Annual Meeting, the Board has fixed the number of directors constituting the entire Board at twelve directors with no vacancies. If elected at the Annual Meeting, each of the twelve director nominees listed below will hold office for a one-year term until the 2021 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Unless otherwise instructed, the persons named as proxies on the accompanying proxy card will vote shares represented by properly executed proxies for the twelve nominees named herein. The proxies solicited by this proxy statement may not be voted for more than twelve nominees.

With respect to the election of directors, a majority of votes cast means that the number of shares cast "for" a nominee's election exceeds the number of "withhold" votes for that nominee. With respect to Proposal 1, votes cast does not include abstentions or broker non-votes, and therefore, abstentions and broker non-votes will not affect the outcome of the vote. Holders of common stock may not cumulate their votes in the election of directors.

Although the Board anticipates that the twelve nominees will be available to serve as directors on our Board and each person nominated has agreed to serve if elected, if any of them should be unwilling or unable to serve, the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Board.

 The Board of Directors recommends a vote **FOR** each of the Board's nominees.

Director Qualifications

We believe that our directors should possess high personal and professional ethics and integrity, and be committed to representing the long-term interests of our stockholders. We endeavor to have a Board representing a range of experiences at policy-making levels in business and in areas that are relevant to the global nature of our operations and our long-term strategy, including growth on a global scale. As a result, the Board and the Nominating and Corporate Governance Committee ("NCG Committee") believe that, in light of our business, strategy and structure, the following are key areas of experience, qualifications and skills that should be represented on the Board:

 **Leadership experience.** The Board believes that directors with experience in significant leadership positions over an extended period, especially chief executive officer positions, provide us and the Board with special insights. These individuals generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

 **Finance experience.** The Board believes that an understanding of finance, financial statements and financial reporting processes is important for our directors. We generally measure our operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and effective auditing are critical to our success.

 **Global experience.** Our future success depends, in part, on our ability to continue to grow our businesses outside the United States. In 2019, approximately 90% of our consolidated revenues were generated by our international businesses. As a result, the Board believes it is important that it include directors with a global business perspective and significant international business experience.

 **Human Resources experience.** As our business continues to grow and the number, locations and diversity of our employees continues to grow, the Board believes that directors with human resources (including people and culture) experience is increasingly important to our success.

 **Internet/E-Commerce experience.** The Board seeks to have directors with experience in internet or e-commerce businesses because it believes that having directors experienced in the industries in which we operate is important for our success and the Board's ability to oversee management.

 **Sales and Marketing experience.** The Board seeks to have directors with significant sales and marketing experience to provide additional insight and advice to management as our business is highly dependent on effective marketing.

 **Travel Industry experience.** The Board believes that having directors with insight into the travel industry and related industries is important to help the Board evaluate our strategy and oversee management.

The following skills matrix shows areas of experience, qualifications and skills that were particularly identified with each nominee by the NCG Committee and the Board when considering the nomination of the current nominees. We continue to evaluate the matrix against our articulated strategy so that it can serve as an effective tool for identifying director nominees who collectively have the complementary skills, experience and qualifications to guide our company. Our 2020 board skills matrix is set forth below.

	Leadership	Finance	Global Business	Human Resources	Internet/ E-Commerce	Sales and Marketing	Travel
Timothy M. Armstrong	■		■		■	■	
Jeffery H. Boyd	■		■		■	■	■
Glenn D. Fogel	■	■	■		■		■
Mirian M. Graddick-Weir			■	■			
Wei Hopeman		■	■				
Robert J. Mylod, Jr.	■	■	■		■		■
Charles H. Noski	■	■	■				
Nicholas J. Read	■	■	■				
Thomas E. Rothman	■	■	■			■	
Bob van Dijk	■	■	■		■		
Lynn M. Vojvodich			■		■	■	
Vanessa A. Wittman	■	■	■		■		

Director Tenure

The evaluation of director nominees, including each nominee's independence from management, by the NCG Committee and the Board also takes into account director tenure. Although re-nomination of incumbent directors is not automatic, the NCG Committee believes that Board continuity facilitates effective and efficient leadership, risk management and oversight and that the knowledge and understanding of our business gained over years of service are important attributes to consider when determining nominees for election to the Board. The NCG Committee and the Board also believe that deliberate and planned Board refreshment is beneficial to the Board and our company, and we have a robust and continuous refreshment process in place. The NCG Committee and the Board believe that the current mix of directors reflects an appropriate mix of short-, medium- and long-tenured directors. With the addition of Mr. van Dijk and the retirement of Mr. Guyette and Ms. Peretsman, in each case as of the Annual Meeting, we anticipate having ten new independent directors since January 1, 2013 and an average tenure of our independent directors of 3.3 years.



DIRECTOR TENURE*

3.3 years
AVERAGE TENURE

7 — Short < 4 years
4 — Medium 4-9 years
1 — Long > 9 years

*   *As of immediately following the Annual Meeting*

Nomination and Election Process

The NCG Committee identifies, evaluates and recommends director candidates to the Board.

Identifying Director Candidates

As set forth in the Company's Corporate Governance Principles, the NCG Committee primarily uses the following criteria to identify and recommend nominees for election or appointment to the Board:

- the highest personal and professional ethics and integrity;
- relevant business, professional or managerial skills and experience (including team-building and communication skills) useful to the oversight of our business;
- demonstrated leadership skills through involvement in business, professional, charitable or civic affairs;
- current knowledge of the markets and communities in which we do business and in our industry or other industries relevant to our business;
- ability and willingness to commit adequate time to fulfilling Board and committee duties and responsibilities;
- ability and willingness to exercise independent judgment, ask probing questions and express tough opinions;
- expertise, skills, knowledge, experience and personality that fit well with those of other directors and potential directors in building a Board that is effective, collegial and responsive to our needs and stockholder interests; and
- the characteristics to contribute to the Board's diversity of viewpoints, background, experience and other demographics (such as racial and gender diversity).

The NCG Committee does not set specific minimum qualifications that nominees must meet in order for the NCG Committee to recommend them to the Board, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account our needs and the overall composition of the Board. The NCG Committee's policy is to consider diversity, which it views broadly in terms of viewpoints, backgrounds, experience, gender, race and ethnic or national origin, as a factor in nominating persons for election or appointment to the Board. The NCG Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen.

Who Can Recommend Candidates?

- Outside consultants may be employed to help identify candidates

- Other Board members and members of management

- Stockholders

Our Corporate Governance Principles require that the NCG Committee give appropriate consideration to potential candidates recommended by stockholders in the same manner as other potential candidates identified by the NCG Committee. Stockholders who wish to submit potential candidates for consideration by the NCG Committee for election at our 2021 annual meeting of stockholders may do so in accordance with the procedures described in this proxy statement and in our Stockholder Communications Policy (available on our corporate website (www.bookingholdings.com)). In addition, stockholders who wish to nominate persons for election to our Board at our 2021 annual meeting of stockholders may do so in accordance with the procedures required under our By-laws and described in this proxy statement in *2021 Stockholder Proposals* on page 87.

Evaluating Director Candidates

Members of the NCG Committee discuss and evaluate possible candidates in detail, and suggest individuals to explore in more depth. Once a candidate is identified whom the NCG Committee wants to seriously consider and move toward nomination, the chairperson of the NCG Committee, or his or her designee, enters into a discussion with that nominee.

When considering current directors for nomination for re-election to the Board, the NCG Committee takes into account the performance of each director. Underperforming directors may be asked to leave the Board or may not be re-nominated for election. The NCG Committee also reviews the composition of the Board in light of our current challenges and needs and those of the Board, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for specific expertise and issues of independence, judgment, age, skills, background, tenure and experience.

Board Evaluations

We conduct an annual evaluation process to assess the performance of our Board and Board committees, which includes:



1
Questionnaire

Questionnaires administered by an independent third party. Evaluations focus on Board and committee composition and process, leadership, the Board's and committees' access to information and management, Board and committee culture and effectiveness, and open-ended questions designed to elicit open feedback.

2
Assessment reporting

Assessment reporting: the third party administrator creates evaluation reports of information gathered, including scoring trends, priority graphs and a concise view of the Board's evaluation of performance, highlighting areas of strength and areas for improvement based on statistical scores and Board member comments.

3
One-on-one evaluation

One-on-one evaluation: the Lead Independent Director meets with each director to discuss matters such as individual performance, Board and committee effectiveness and any areas for improvement or best practices.

4
Board summary and feedback

Board summary and feedback: Board and committees review the evaluation reports, discuss output and evaluation process annually and implement any necessary action items along with management.

CORPORATE GOVERNANCE

Nominees for Election as Directors

Set forth below is biographical information as of March 31, 2020 for each person nominated for election to the Board at the Annual Meeting.



Age **49**
Director since: **2013**

Independent

Committees
Compensation

Other Current
Public Directorships:
None

TIMOTHY M. ARMSTRONG

DIRECTOR QUALIFICATIONS



Mr. Armstrong brings to the board extensive experience, expertise and background in global internet businesses, sales and marketing and the interactive direct to consumer industry gained from his positions as Founder and CEO of the dtx company, Chief Executive Officer of Oath and AOL and his former positions at Google and ABC/ESPN Internet Ventures; and his corporate leadership experience gained from his positions as Founder and CEO of the dtx company and Chief Executive Officer of Oath and AOL.

CAREER HIGHLIGHTS

Mr. Armstrong is Founder and CEO of the dtx company, a direct to consumer enablement company he established in 2019. From 2009 to 2018, Mr. Armstrong served as the Chairman and Chief Executive Officer of AOL as well as the CEO of Oath (Verizon's media brand portfolio, including Yahoo! and AOL) after Verizon's acquisition of AOL in 2015. From 2000 to 2009, Mr. Armstrong served as President, Americas Operations and Senior Vice President of Google Inc. Before joining Google, Mr. Armstrong served as Vice President of Sales and Strategic Partnerships for Snowball.com and as Director of Integrated Sales and Marketing at Starwave's and Disney's ABC/ESPN Internet Ventures. Mr. Armstrong serves on the boards of Wheels Up, an aviation company, and BrandFolder, a digital asset management and brand management software company. Mr. Armstrong is the Chairman of Trustees at Greenwich Academy and also serves as a trustee of the USA Olympic and Para-Olympic Foundation.



Age **63**
Director since: **2001**

Committees
None

Other Current
Public Directorships:
**The Home Depot
(since 2016)**

JEFFERY H. BOYD, CHAIRMAN

DIRECTOR QUALIFICATIONS



Mr. Boyd brings to the board extensive experience from his long and successful tenure as our President and Chief Executive Officer.

CAREER HIGHLIGHTS

Mr. Boyd has served on our Board since October 2001, as the Chairman of our Board since January 2013 and as the Executive Chairman of our Board from January 2017 to June 2018. Mr. Boyd served as our Interim Chief Executive Officer and President from April 2016 to December 2016 and as our President and Chief Executive Officer from November 2002 until December 2013. Mr. Boyd was our President and Co-Chief Executive Officer from August 2002 to November 2002 and Chief Operating Officer from November 2000 to August 2002. He previously served as our Executive Vice President, General Counsel and Secretary from January 2000 to October 2000. Prior to joining us, Mr. Boyd was Executive Vice President, General Counsel and Secretary of Oxford Health Plans, Inc.

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel



Age **58**
Director since: **2017**

Committees
None

Other Current
Public Directorships:
None

GLENN D. FOGEL – CHIEF EXECUTIVE OFFICER AND PRESIDENT

DIRECTOR QUALIFICATIONS



Mr. Fogel gained his qualifications through service as our President and Chief Executive Officer; his previous service as our Head of Worldwide Strategy and Planning, responsible for global corporate strategy, worldwide mergers and acquisitions, business development initiatives and strategic alliances, helping lead us during a long period of sustained global growth; and his previous position as an investment banker focused on the air transportation industry.

CAREER HIGHLIGHTS

Mr. Fogel has served as our Chief Executive Officer and President since January 2017 and the Chief Executive Officer of Booking.com since June 2019. Previously, he served as our Head of Worldwide Strategy and Planning from November 2010 to December 2016 and as our Executive Vice President, Corporate Development, from March 2009 to December 2016. Mr. Fogel joined us in February 2000. Prior to that, he was a trader at a global asset management firm and prior to that was an investment banker specializing in the air transportation industry. Mr. Fogel is a member of the New York State Bar (retired).



Age **65**
Director since: **2018**

Committees
Compensation
(Chair)

Other Current
Public Directorships:
Yum! Brands, Inc.
(since 2012)

MIRIAN M. GRADDICK-WEIR

DIRECTOR QUALIFICATIONS



Dr. Graddick-Weir brings to the board global business experience having served as a senior executive of two, large global businesses and on the board of directors of another; extensive experience in human resources through her positions at AT&T and Merck.

CAREER HIGHLIGHTS

Dr. Graddick-Weir, Ph.D., was the Executive Vice President of Human Resources at Merck & Co., Inc. from 2008 until November 2018, where she led human resources for one of the leading pharmaceutical companies in the world. Dr. Graddick-Weir served as Senior Vice President of Human Resources of Merck from September 2006 to January 2008. Prior to joining Merck, she served as Executive Vice President of Human Resources and Employee Communications of AT&T from 2004 to 2006 and served as its Executive Vice President of Human Resources from 1999 to 2004. Dr. Graddick-Weir was responsible for the design, planning and administration of all Human Resources functions, including compensation, benefits, recruiting and training, for AT&T's 47,000 employees. She joined AT&T in 1981. She currently serves as Chairman of Yum! Brands' nominating and corporate governance committee and as a member of its management planning and development and executive/finance committees.

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel



Age **50**
Director since: **2019**

Committees
Nominating and Corporate Governance

Other Current
Public Directorships:
None

WEI HOPEMAN

DIRECTOR QUALIFICATIONS



Ms. Hopeman brings experience from her positions as co-founder and Managing Partner of a venture capital firm focused on investing in fintech companies around the world, former Managing Director and Head of Asia for Citi Ventures and various banking and private equity roles, including technology banker at The Goldman Sachs Group.

CAREER HIGHLIGHTS

Ms. Hopeman is a Managing Partner of Arbor Ventures, a venture capital firm focused on investing in fintech companies around the world, which she co-founded in 2014. From 2010 to 2014, Ms. Hopeman served as Managing Director and Head of Asia for Citi Ventures. Prior to Citi Ventures, Ms. Hopeman spent time in various other banking and private equity roles, including as the Chief China Representative for Jefferies & Co. and as a technology banker at The Goldman Sachs Group.



Age **53**
Director since: **2017**

Committees
Compensation

Other Current
Public Directorships:
Redfin
(since 2014)
Dropbox
(since 2014)

ROBERT J. MYLOD, JR.

DIRECTOR QUALIFICATIONS



Mr. Mylod brings to the board significant finance and investment experience as the founder and managing partner of Annox Capital Management, a board member of several public and private technology companies and various positions with our company over 12 years, including chief financial officer, helping lead us during a long period of sustained global growth.

CAREER HIGHLIGHTS

Mr. Mylod is the Managing Partner of Annox Capital Management, a private investment firm that he founded in 2013. From 1999 to 2011, Mr. Mylod held several roles with us, including Vice Chairman, Head of Worldwide Strategy and Planning, and Chief Financial Officer. Prior to joining us, Mr. Mylod was a Principal at Stonington Partners, a private equity investment firm. Mr. Mylod currently serves as Redfin's Chairman of the board and on its audit committee. He serves as Chairman of Dropbox's audit committee and as a member of its compensation committee. Between October 2015 and April 2017, Mr. Mylod served as a member of the board of directors of Autobytel, a company that facilitates the buying and selling of cars online. From 2001 until 2017, Mr. Mylod served as a member of the board of directors of EverBank, a U.S. savings bank providing online and mobile banking and financial services, and served on EverBank's compensation committee and as the Chairman of the nominating and corporate governance committee from 2012 until 2017. Mr. Mylod served as a member of the board of directors of Novocure, a cancer treatment company, and on its audit committee, from 2012 to 2017, and on its nominating and corporate governance committee from 2015 to 2017. He also serves on the board of directors of several privately held companies. Mr. Mylod received an A.B. in English from the University of Michigan and an M.B.A. from the University of Chicago Graduate School of Business.

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel



Age **67**
Director since: **2015**

Committees
Audit (Chair)

Other Current
Public Directorships:
**Wells Fargo &
Company**
(since 2019)
**Hewlett Packard
Enterprise**
(since 2020)

CHARLES H. NOSKI

DIRECTOR QUALIFICATIONS



Mr. Noski brings to the board expertise through his senior leadership roles at large public, global companies, including as Chief Financial Officer of AT&T Corporation and Bank of America Corporation and as a director of Wells Fargo & Company, Hewlett Packard Enterprise and a former director of Microsoft Corporation and other public companies, and service as a partner at one of the world's largest public accounting firms.

CAREER HIGHLIGHTS

In 2012, Mr. Noski retired as a Vice Chairman of Bank of America Corporation, to which he was named after previously serving as that company's Executive Vice President and Chief Financial Officer. Prior to this, Mr. Noski served as Chief Financial Officer, Corporate Vice President and as a member of the board of directors of Northrop Grumman Corporation. Prior to Northrop Grumman, he was Vice Chairman of the board of directors and Chief Financial Officer of AT&T Corporation. Before that, Mr. Noski led Hughes Electronics Corporation in various senior executive roles, including as Vice Chairman and as President and Chief Operating Officer. Mr. Noski began his career at Deloitte & Touche LLP where he was named Partner. In 2019, Mr. Noski was elected to the board of directors of Wells Fargo & Company, and currently serves as Chairman of the Wells Fargo board, chairs its audit committee and is a member of its governance and nominating committee. In 2020, Mr. Noski was elected to the Hewlett Packard Enterprise board. From 2003 to 2019, Mr. Noski served as a member of the board of directors of Microsoft Corporation and was the Chairman of Microsoft's audit committee and a member of its finance and governance and nominating committees. Mr. Noski was also Chairman of the board of trustees of the Financial Accounting Foundation from 2016 to 2019 and a former member of the board of directors of the National Association of Corporate Directors. In addition, Mr. Noski served as a member of the board of directors of Avon Products, Inc. from 2012 to 2018.



Age **55**
Director since: **2018**

Committees
Audit

Other Current
Public Directorships:
Vodafone Group Plc
(since 2014)

NICHOLAS J. READ

DIRECTOR QUALIFICATIONS



Mr. Read brings to the board extensive finance and executive experience, including as Chief Executive Officer, Chief Financial Officer and other executive positions of a global telecommunications company, and is also a chartered management accountant.

CAREER HIGHLIGHTS

Mr. Read has served as Chief Executive Officer of Vodafone Group Plc since October 2018 and as a member of its board of directors since 2014. Prior to becoming its Chief Executive Officer, Mr. Read served as Group Chief Financial Officer of Vodafone Group Plc since April 2014. Since joining Vodafone in 2001, Mr. Read has held a variety of senior roles, including Chief Financial Officer and Chief Executive Officer of Vodafone Limited, the U.K. operating company. Prior to becoming Group Chief Financial Officer, Mr. Read served as Regional Chief Executive Officer for Africa, Middle East and Asia Pacific for five years and was a board member of the Vodafone publicly-traded subsidiaries Vodacom, Safaricom and Vodafone Qatar and Vodafone's joint ventures VHA in Australia and Indus Towers in India. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. Mr. Read is a Fellow Chartered Management Accountant and a Chartered Global Management Accountant, with a BA (Hons) in Accounting and Finance.

 Leadership    Finance    Global Business    Human Resources    Internet/E-Commerce    Sales and Marketing    Travel



Age **65**
Director since: **2013**

Committees
Audit

Other Current
Public Directorships:
None

THOMAS E. ROTHMAN

DIRECTOR QUALIFICATIONS



Mr. Rothman brings to the board extensive executive leadership of global media companies; and has demonstrated a long and successful career marketing and financing motion pictures, television programs and other media.

CAREER HIGHLIGHTS

Mr. Rothman has served as Chairman of Sony Pictures Entertainment Motion Picture Group since March 2015, where he oversees Columbia Pictures, TriStar Pictures, Imageworks and Sony Pictures Animation, along with other entities. From September 2013 to February 2015, Mr. Rothman was Chairman of TriStar Productions. Previously, Mr. Rothman served as Chairman of Fox Entertainment Group Inc., a media company and subsidiary of News Corp. from 2000 to 2005 and as its Chairman and Chief Executive Officer from 2005 to 2012.

Mr. Rothman served as President of Twentieth Century Fox Film Group from January 2000 to August 2000, and served as President of Twentieth Century Fox Production from 1995 to 2000. In 1994, Mr. Rothman founded and served as President of Fox Searchlight Pictures. Prior to that, he served as President of Worldwide Production for the Samuel Goldwyn Company from 1989 to 1994. Mr. Rothman also served as an associate and then partner with Frankfurt, Kurnit, Klein & Selz, a law firm, from 1982 to 1987. Mr. Rothman serves as a member of the board of directors of the Sundance Institute and the American Film Institute, both emeritus. He is also a member of the boards of the California Institute of the Arts (CalArts), Brown University (emeritus), and was appointed by President Obama and confirmed by the U.S. Senate as a member of the National Council of the Arts, the governing body for the National Endowment for the Arts.



Age **47**
Director since: **N/A**

Committees
None

Other Current
Public Directorships:
Naspers LTD*
Prosus NV* (a majority-owned subsidiary of Naspers)

BOB VAN DIJK

DIRECTOR QUALIFICATIONS



Mr. van Dijk brings extensive leadership, global business and Internet/E-Commerce experience as Chief Executive Officer of one of the largest technology investors in the world.

CAREER HIGHLIGHTS

Mr. van Dijk has served as the Chief Executive Officer of Naspers, a global internet group and technology investor, since 2014. In September 2019, he assumed the additional role of Chief Executive Officer of Prosus, a majority owned subsidiary of Naspers. From 2013 until he was promoted to Chief Executive Officer of Naspers, he served as Allegro Group CEO and CEO of Global Transaction eCommerce. Mr. van Dijk has also served in several general management positions with eBay and Schibsted. Previously, Mr. van Dijk was an entrepreneur in online financial products. He began his career at McKinsey with a focus on mergers and acquisitions and media.

*   *Naspers is a non-U.S. company publicly-traded on the Johannesburg Stock Exchange and Prosus is a non-U.S. majority-owned, publicly-traded subsidiary of Naspers primarily traded on the EuroNext Exchange in Amsterdam. Our Corporate Governance Principles generally limit sitting CEOs of public companies from being on more than 2 public company boards, including ours. However, the NCG Committee has waived this limit with respect to Mr. van Dijk because his service on Prosus' board is part of his responsibilities as CEO of Naspers, its parent company, and therefore (a) the responsibilities of board membership on these affiliated companies are overlapping and (b) under these circumstances the NCG Committee believes that his membership on Naspers' and Prosus' boards will not impair Mr. van Dijk's ability to devote the necessary time and attention to his service on our Board.*

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel



Age **52**
Director since: **2016**

Committees
**Nominating and
Corporate
Governance**

Other Current
Public Directorships:
Dell Technologies
(since 2019)
**Ford Motor
Company**
(since 2017)

LYNN M. VOJVODICH

DIRECTOR QUALIFICATIONS



Ms. Vojvodich brings to the board extensive experience, expertise and background in internet marketing and sales, including from her former position as Chief Marketing Officer of Salesforce as well as prior experience in senior marketing positions at large, global organizations and experience working with start-up and growth-stage technology companies.

CAREER HIGHLIGHTS

Ms. Vojvodich is an advisor to start-up and growth-stage technology companies. She served as Executive Vice President and Chief Marketing Officer of Salesforce from 2013 to February 2017. Before joining Salesforce, Ms. Vojvodich was a partner at Andreessen Horowitz, a leading venture capital firm, where she helped companies build their go-to-market strategies. Previously, she was the Chief Marketing Officer at Terracotta Inc., a leader in in-memory and cloud-enabling technology. Ms. Vojvodich has also served in various roles at organizations including Bain & Company and Microsoft. Ms. Vojvodich has served as a member of the board of directors of Dell Technologies since April 2019, Ford Motor Company since April 2017 and Figma, a cloud-based design software company, since December 2019. Ms. Vojvodich began her career as a mechanical engineer in a hard hat working on the design and construction of Gulfstream jets and offshore oil structures.



Age **52**
Director since: **2019**

Committees
Audit

Other Current
Public Directorships:
None

VANESSA A. WITTMAN

DIRECTOR QUALIFICATIONS



Ms. Wittman brings to the board extensive finance and executive experience, including as Chief Financial Officer of global internet and technology companies Oath, Dropbox and Motorola Mobility, CFO of Marsh & McLennan Companies and as a board member of several private and public technology and retail companies.

CAREER HIGHLIGHTS

Ms. Wittman has been the Chief Financial Officer of Glossier, an online beauty product company, since April 2019. She previously served as Chief Financial Officer of Oath, a subsidiary of Verizon, during 2018. Ms. Wittman served as Chief Financial Officer of Dropbox from 2015 to 2016 and as Chief Financial Officer of Motorola Mobility, a subsidiary of Google, from 2012 to 2014. From 2008 to 2012, Ms. Wittman served as Executive Vice President and Chief Financial Officer of Marsh & McLennan Companies, a global professional services firm. Prior to Marsh & McLennan, Ms. Wittman held a number of other senior finance roles during her career. Ms. Wittman currently serves on the board of directors of Impossible Foods Inc., a sustainable foods company, and is the audit committee chair. From 2014 to 2019, Ms. Wittman was a member of the board of directors of Ulta Beauty, a cosmetics and beauty supply retailer, and served on its audit committee. She also served as a member of the board of directors of Sirius XM Holdings from 2011 to 2018.

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel

Retiring Directors



JAMES M. GUYETTE

DIRECTOR QUALIFICATIONS



Mr. Guyette served as chief executive officer of a leading multinational supplier to global aerospace, defense, marine and energy markets and is a former director of two other public companies, including a multinational public company. Mr. Guyette has approximately thirty years' experience at one of the world's largest airlines, is a former director of a global distribution system and has extensive experience in sales and marketing from his positions at Rolls-Royce and United Airlines.

CAREER HIGHLIGHTS

Mr. Guyette served as Chairman, President and Chief Executive Officer of Rolls-Royce North America Inc., a world-leading supplier of power systems to the global aerospace, defense, marine and energy markets, from 1997 to May 2015. Prior to joining Rolls-Royce, Mr. Guyette was Executive Vice President - Marketing and Planning for United Airlines, where he also held a number of other senior roles over nearly 30 years.
Mr. Guyette served as a member of the board of directors of Rolls-Royce plc from 1997 until May 2015, and was Chairman of the board of directors of PrivateBancorp, Inc., where he served on the board of directors from 1989 until the company was sold in 2017.



NANCY B. PERETSMAN

DIRECTOR QUALIFICATIONS



Ms. Peretsman has brought to the board extensive finance expertise as she currently serves as managing director at an investment bank and is an advisor to leading internet, media and consumer companies.

CAREER HIGHLIGHTS

Ms. Peretsman is a Managing Director at Allen & Company LLC, an investment bank, with which she has been associated since 1995. During her tenure at Allen & Company, Ms. Peretsman has provided advice and capital to over one hundred small, high growth businesses and served as advisor to many of the world's largest internet, media and consumer companies. Prior to joining Allen & Co., Ms. Peretsman was at Salomon Brothers from 1983 to 1995, where she headed the worldwide media investment banking practice and was a Managing Director from 1990 to 1995. Ms. Peretsman is an Emeritus Trustee of Princeton University, serves as Vice Chairman of the board of trustees of The Institute for Advanced Study and is a member of the National board of directors of Teach For America. She was elected a member of the American Academy of Arts and Sciences in 2017.

 Leadership    Finance    Global Business    Human Resources    Internet/ E-Commerce    Sales and Marketing    Travel

Our Governance Framework

We and our Board operate under corporate governance principles that are designed to maximize long-term stockholder value, align the interests of the Board and management with those of our stockholders and promote high ethical conduct among our directors and employees.

A copy of our Corporate Governance Principles is available on our corporate website (www.bookingholdings.com) under the tab "For Investors." Our Corporate Governance Principles include the following:

✓ A majority of the Board must consist of independent directors. See *Director Independence* beginning on page 32.

✓ The NCG Committee will concur annually on a CEO succession plan. See *Nominating and Corporate Governance Committee* on page 32.

✓ The Board and each committee of the Board can hire its own outside advisors.

✓ The independent directors will have at least two regularly scheduled meetings each year, which are generally held in conjunction with regularly scheduled Board meetings.

✓ The Compensation Committee, meeting without our CEO present, will evaluate our performance and the performance of our CEO and will recommend to the Board the compensation of our CEO.

✓ We maintain stock ownership guidelines for directors and executive officers. See *Stock Ownership Guidelines* on page 55 and *Non-Employee Director Stock Ownership Guidelines* on page 73.

✓ A Lead Independent Director is appointed if the Chairperson is not independent or as the Board deems appropriate. See *Leadership Structure* on page 26.

Leadership Structure

Mr. Boyd has been serving as Chairman of our Board since January 2013 and, as a result of the Board's continual evaluation of the leadership and composition of the Board, will step down from the Chairman position as of the Annual Meeting and remain as a member of the Board. Mr. Mylod will take on the role of Chairman of the Board as of the Annual Meeting. In light of Mr. Mylod's previous experience as an executive of our Company and the resulting familiarity with our operations, the Board believes Mr. Mylod will provide an important connection between the Board's non-executive directors and management as well as provide valuable support to the Company's Chief Executive Officer.

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes that it is in our best interests and those of our stockholders to make that determination from time to time based on our needs and those of the Board. The Board has determined that separation of the roles of Chief Executive Officer and Chairman is currently in our best interests and those of our stockholders.

Although Mr. Mylod is an independent director, the Board has determined that it is in the Company's best interest to maintain the position of Lead Independent Director. Following Mr. Guyette's retirement from the Board as of the Annual Meeting, Mr. Noski will serve as the Company's Lead Independent Director. The responsibilities of the Lead Independent Director can be found on our corporate website (www.bookingholdings.com) under the tab "For Investors."

Role of the Lead Independent Director



CHARLES H. NOSKI (AS OF THE ANNUAL MEETING)

LEAD INDEPENDENT DIRECTOR

- call, set the agenda for and lead meetings and executive sessions of the independent directors;

- together with the Board Chairperson, set and approve the Board's agenda in consultation with the Chief Executive Officer;

- from time to time as he deems necessary or appropriate, consult with the Board Chairperson and the Chief Executive Officer as to the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties effectively;

- provide input to the Compensation Committee regarding the performance of the Chief Executive Officer and to the NCG Committee regarding the performance of directors and new candidates to join the Board;

- on a case-by-case basis and where appropriate, if requested by major stockholders, be available for consultation and direct communication with such stockholders; and

- authorize the retention of outside advisors and consultants who report directly to the Board.

Other Select Corporate Governance Policies and Practices

We do:

✓ *Code of Ethics.* We have adopted a code of ethics that we refer to as our "Code of Conduct" and we require all directors and employees (including officers) to adhere to it in discharging their work-related responsibilities. A copy of our Code of Conduct is available on our corporate website (www.bookingholdings.com) under the tab "For Investors."

✓ *Annual Meetings.* At each annual meeting of stockholders, stockholders have the ability to vote on important matters that are presented at the meeting, including the annual election of all of our directors.

✓ *Special Meetings.* If important matters arise between annual meetings of stockholders, our certificate of incorporation provides that the Chairman of the Board, the Vice Chairman of the Board (if any), the Chief Executive Officer, the Board or stockholders holding at least 25% of our shares may call a special meeting of stockholders. If properly called, a special meeting of stockholders would provide all stockholders an opportunity to debate and vote on matters outside the annual meeting cycle.

✓ *Majority Vote Standard.* We have a majority vote standard in uncontested elections of directors, which means that directors are required to tender their resignation unless they receive the support of a majority of votes cast.

✓ *Proxy Access and Stockholder Nominees.* Stockholders have the opportunity to nominate individuals for election to the Board pursuant to our By-Laws and Delaware law and, in accordance with our By-Laws, to include nominees in our proxy statement. As approved by our stockholders at our 2015 annual meeting, our proxy access By-Law provides that:
- any stockholder or group of stockholders holding at least 3% of our outstanding common stock,
- continuously for at least 3 years,
- can include in our proxy statement nominees for up to 25% of our Board for election at an annual stockholders' meeting.

✓ *Annual Advisory Vote on Executive Compensation.* The Board has implemented, and our stockholders have approved, an annual stockholder advisory vote on executive compensation, which means that stockholders have the opportunity to provide feedback on our executive compensation practices on an annual basis.

✓ *Lead Independent Director.* Since January 2013, we have had a Lead Independent Director with a set of defined responsibilities, including, among other things, if requested and when appropriate, ensuring availability for consultation and direct communication with major stockholders. See *Leadership Structure* and *Board Practices and Procedures - Communications with the Board of Directors* for more details.

✓ *Stock Ownership Guidelines.* The Board has adopted stock ownership guidelines for executive officers and non-employee directors. See *Stock Ownership Guidelines* on page 55 and *Non-Employee Director Stock Ownership Guidelines* on page 73.

We do not:

✗ *Rights Plan.* We do not have a stockholder rights plan, sometimes referred to as a "poison pill."

✗ *No Supermajority Voting Provisions.* Neither our certificate of incorporation nor our By-Laws contain any supermajority voting provisions.

✗ *No Classified Board.* We do not have a classified board of directors. All directors are elected by the stockholders each year.

Our Board's Role in Company Strategy

The Board is elected by and accountable to the stockholders and is responsible for our strategic direction and oversight of management.



OUR MISSION is to make it easier for everyone to experience the world. We aim to achieve our mission through global leadership in online travel and restaurant reservation and related services by striving to:

- provide consumers with the best choices and prices at any time, in any place, on any device;
- make it easy for people to find, book, pay for and experience their travel desires; and
- provide platforms, tools and insights to our business partners to help them be successful.

Our Strategy

We focus on relentless innovation and execution and a commitment to serve both consumers and our travel service provider and restaurant partners with unmatched service and best-in-class digital technology. The global online travel and dining categories continue to grow as consumer purchasing shifts from traditional offline channels to interactive online channels, including mobile channels.

Our strategy is to continue to participate broadly in this online growth by expanding our service offerings and markets. We aim to be the world leader in online travel and restaurant reservation and related services by:



1 LEVERAGING TECHNOLOGY TO PROVIDE CONSUMERS WITH THE BEST EXPERIENCE

2 PARTNERING WITH TRAVEL SERVICE PROVIDERS AND RESTAURANTS TO OUR MUTUAL BENEFIT

3 OPERATING MULTIPLE BRANDS THAT COLLABORATE WITH EACH OTHER

4 INVESTING IN PROFITABLE AND SUSTAINABLE GROWTH

The Board is a key partner with management in formulating our strategy and oversees management's implementation of our strategy. The Board and management, including our executive officers and the chief executive officers of our primary brands, meet annually in a day-long session to, among other things, review the state of the markets in which we operate, analyze our competitive position, measure our performance against our strategy and evaluate and adjust our strategy as deemed necessary or appropriate. While management takes the lead in preparing background materials and proposes the going-forward strategic direction for Booking Holdings, the Board plays an active role in evaluating, adjusting and approving our strategy. In particular, our Chairman and Lead Independent Director work closely with management in advance of the meeting to prepare and approve the agenda for the meeting and to consult on the strategy to be proposed by management. Between these annual strategy meetings, management reports to the Board regularly, typically in connection with each regular meeting of the Board, on our implementation of the strategy and our progress toward reaching our strategic goals, and the Board discusses with management whether adjustments should be made in light of any changed circumstances, whether with respect to us, our markets, our competitors or otherwise. In addition, the Board meets regularly in executive session without management where, among other things, it discusses our performance and the continued viability of our strategy.

Board's Role in Risk Oversight

The Board is actively involved in and committed to management's risk assessment and efforts to mitigate risk. Our risk management activities include the identification and assessment of the key risks facing us among the universe of business risks (e.g., strategic, operational, financial, privacy and data protection, security and technology, and legal, regulatory and compliance risks). These key risks are identified across the organization from multiple regions and functions, in a process undertaken generally by our internal audit function and overseen primarily by our Audit Committee.

The Board and Audit Committee review these risks at least on an annual basis after they have been identified and assessed by management. The Board, or a committee of the Board, regularly reviews the initiatives put in place to mitigate the effects of these risks. These reviews include updates throughout the year from the businesses, regions and functions from which the key risks arise. Depending on the risk, the update may be presented to the full Board or, if appropriate, to a committee of the Board, which will report to the full Board as appropriate. The Board's and each committee's role is one of oversight, recognizing that management is responsible for executing our risk management policies. The oversight of risk within the organization is an evolving process requiring us to continually look for opportunities to further embed systematic enterprise risk management into ongoing business processes across the organization. The Board actively encourages management to continue to develop this process. In addition to the Board's role in enterprise risk management, various committees of the Board are also responsible for the oversight of certain risks.

AUDIT COMMITTEE	Oversees: • risk assessment and processes generally; • internal control over financial reporting; • risk management related to hedging activities, investments and use of derivative instruments; • risk assessment and processes related to privacy, data protection and security; and • general operational, business continuity, legal, regulatory and compliance risks.
COMPENSATION COMMITTEE	Oversees: • risks related to compensation programs; and • our compensation policies and practices, including those applicable to our named executive officers, to determine whether they incentivize undesired risk-taking. See *Compensation Risk Assessment* on page 74 for information on the compensation risk assessment.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	Oversees: • risks related to the composition of our Board, including ensuring that we have Board members with the appropriate experience, judgment, availability, skills, tenure and ability to effectively oversee our business and fulfill the duties of the Board and each Board committee; • our corporate governance practices; and • the development, improvement and review of our global compliance program, including our Code of Conduct.
MANAGEMENT	The Audit Committee has established a regular practice of meeting with members of management with responsibility for privacy, data protection, security and technology risks to discuss these risks, risk management activities and efforts, best practices, lessons learned from incidents at other companies as well as at our Company, the effectiveness of our security measures and other related matters, as well as periodically meeting with outside experts in these areas. Members of management responsible for our internal audit and compliance functions also meet with the Audit Committee regularly, including in executive sessions without other members of management present, to report on their areas of responsibility. The Company has a management-level risk committee tasked with ensuring risks are properly managed or mitigated and aligning strategic objectives with an appropriate level of risk tolerance designed to maximize business success.

Director Orientation and Continuing Education

Our new directors participate in our robust director orientation program. Our director orientation program includes in-depth sessions devoted to director fiduciary obligations, our Company's strategy and operations and introductions to key members of management, among other topics. Additionally, orientation topics are tailored based on the director's committee membership and could include a deeper dive on relevant issues such as our compensation program for members of the Compensation Committee, as an example.

We encourage our directors to attend seminars and other corporate governance or director workshops to further develop their expertise or otherwise stay abreast of issues relevant to their service on the Board. Our policy is to reimburse directors for the costs of attending such programs. In addition, our Board and Board committees regularly invite outside experts to present to them on a variety of topics, which have included corporate governance trends and best practices and areas of risk management, such as cybersecurity and privacy issues.

Board Committees

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee has a written charter, a copy of which is available on our corporate website (www.bookingholdings.com) under the tab "For Investors." The tables below provide current membership for each Board committee. Following the Annual Meeting, Ms. Wittman will become Chair of the Audit Committee; Mr. Noski will become Chair of the NCG Committee and remain on the Audit Committee; Dr. Graddick-Weir will join the Audit Committee and remain the Chair of the Compensation Committee; Mr. Rothman will leave the Audit Committee and join the NCG Committee; and Ms. Vojvodich will join the Compensation Committee and remain on the NCG Committee.

Audit Committee

The Audit Committee's responsibilities include, among other things:

- overseeing and reviewing our consolidated financial statements, accounting practices and related internal controls;

- overseeing our relationship with our independent registered public accounting firm, including making all decisions relating to appointing, compensating, evaluating and retaining the independent registered public accounting firm;

- overseeing our internal audit function;

- establishing procedures for the submission, receipt and treatment of complaints or concerns regarding accounting or auditing matters;

- reviewing and approving all related party transactions (defined as transactions required to be disclosed by Item 404 of the U.S. Securities and Exchange Commission (the "SEC") Regulation S-K); and

- acting as our primary risk oversight committee, including by overseeing our compliance program and risk management efforts generally (including with respect to privacy and data security), as well as our major financial risk exposures. See *Board's Role in Risk Oversight* on page 29 for additional details.

The Board has determined that each member of the Audit Committee is an independent director based on The Nasdaq Stock Market's listing rules and that each member of the Audit Committee also satisfies the additional independence requirements of the SEC for members of audit committees.

MEMBERS

- Charles H. Noski **(Chair)**
- Nicholas J. Read
- Thomas E. Rothman
- Vanessa A. Wittman

 Eleven meetings in 2019

 Report Page 78

 "Audit Committee Financial Experts":
  - Charles H. Noski
  - Nicholas J. Read
  - Vanessa A. Wittman

Compensation Committee

The Compensation Committee's responsibilities include, among other things:

- setting, or recommending to the Board for determination, the compensation of our chief executive officer;
- reviewing and approving the compensation of our other executive officers;
- administering employee benefit plans including incentive compensation plans and equity-based plans;
- recommending to the Board for approval compensation plans for non-employee directors;
- making recommendations to the Board with respect to the adoption of incentive compensation plans and equity-based plans;
- reviewing and approving succession plans for senior management personnel (other than the CEO, which is the responsibility of the NCG Committee); and
- overseeing risks related to compensation programs. .See *Board's Role in Risk Oversight* on page 29 for additional details

The Board has determined that each member of the Compensation Committee is an independent director based on The Nasdaq Stock Market's listing rules and also meets The Nasdaq Stock Market's additional requirements for membership on the Compensation Committee. The Compensation Committee has the authority to appoint and dismiss its advisors and compensation consultants and approve their compensation. These advisors report directly to the Compensation Committee. The Compensation Committee has retained Mercer LLC ("Mercer") as its outside compensation consultant. While Mercer reports to the Compensation Committee, the Compensation Committee authorized Mercer to communicate and work with management with respect to the compensation planning process.

MEMBERS

- Mirian M. Graddick-Weir **(Chair)**
- Timothy M. Armstrong
- James M. Guyette
- Robert J. Mylod, Jr.

 Seven meetings in 2019

 Report Page 56

CORPORATE GOVERNANCE

Nominating and Corporate Governance Committee

The NCG Committee is instrumental in our efforts to ensure that the Board is comprised of directors with the necessary skills and experience to effectively oversee our business. The NCG Committee actively and regularly evaluates the composition of the Board, including the skills and experience of directors, in light of our changing business needs and challenges and takes the lead in identifying needed changes, whether with respect to adding directors with certain skills, experience or other desirable traits, planning for director retirements, ensuring an appropriate mix of short-, medium- and long-tenured directors or for any other reason. When the need for a new director arises, the NCG Committee has the primary responsibility of seeking, identifying and qualifying director candidates. The NCG Committee also oversees the establishment and implementation of our corporate governance standards, practices and policies. The written charter of the NCG Committee provides, among other things, that it shall:

- identify individuals believed to be qualified to become Board members, consistent with criteria approved by the Board (which are set forth in our Corporate Governance Principles and the NCG Committee's charter and which are described above in *Nomination and Election Process - Identifying Director Candidates* on page 16), and to select, or recommend to the Board, the nominees to stand for election as directors at the annual meeting of stockholders;

- identify and recommend that the Board appoint Board members qualified to fill vacancies on any committee of the Board (including the NCG Committee);

- assess whether candidates to join the Board would be "independent" under the listing rules of The Nasdaq Stock Market;

- establish procedures to receive prompt notification of changes in a director's circumstances that may affect his or her qualifications or independence as a director and review such information and make recommendations as deemed appropriate;

- regularly evaluate and, as appropriate, recommend to the Board any modifications or enhancements to the Board's Corporate Governance Principles, and review and consider the effectiveness of the Corporate Governance Principles at least once a year;

- review and concur on a succession plan for selecting a successor to the Chief Executive Officer, both in emergency situations and in the ordinary course of business;

- at least annually, review our Code of Conduct and Stockholder Communications Policy and their effectiveness and, if appropriate, make recommendations for Board approval for enhancements thereto; and

- design a process for the Board to conduct a self-evaluation at least annually.

The Board has determined that each member of the NCG Committee is an independent director based on The Nasdaq Stock Market's listing rules. The NCG approved and recommended to our Board the twelve director nominees standing for election at the Annual Meeting.

MEMBERS

- James M. Guyette **(Chair)**
- Wei Hopeman
- Nancy B. Peretsman
- Lynn M. Vojvodich

 Three meetings in 2019

Director Independence

The Guidelines

Our independence guidelines outlined in the Corporate Governance Principles conform to the independence requirements in the Nasdaq Stock Market's listing rules and the rules of the SEC. As the NCG Committee and the Board apply these guidelines to make independence recommendations and determinations, as applicable, all relevant known facts and circumstances are considered.

Applying the Guidelines

In connection with the Board and the NCG Committee's determination of independence, both the NCG Committee and the Board take into account relationships between us and companies with which directors may be affiliated, as well as the specific requirements of The Nasdaq Stock Market, the SEC and our Corporate Governance Principles. The table below summarizes the relationships that were considered in connection with the independence recommendations and determinations.

Director	Organization	Director Relationship to Organization	Primary Type of Transaction/ Relationship/Arrangement between Booking Holdings and Organization	Independence Determination
Mr. Mylod	Dropbox	Board member	Ordinary course purchase of products or services	• not an executive officer of Dropbox • no involvement and no material interest in the transactions • the amounts in question were small relative to both our business and Dropbox's business and below the Nasdaq independence thresholds
Mr. Noski	Hewlett Packard Enterprise	Board member	Ordinary course purchase of office products	• not an executive officer of HPE • no involvement and no material interest in the transactions • the amounts in question were small relative to both our business and HPE's business and below the Nasdaq independence thresholds
Ms. Peretsman	Chubb Limited	Family member is a board member	Ordinary course purchase of insurance products	• neither Ms. Peretsman nor her husband were involved in our purchase of the insurance • insurance product was purchased through a broker who identified and recommended the provider • insurance premiums were small relative to both our business and Chubb's business and below the Nasdaq independence thresholds
Mr. Read	Vodafone	CEO/Director	Ordinary course purchase of telecommunications services	• not involved in decision to purchase services or the transactions • no material interest in the transactions • the amounts in question were small relative to both our business and Vodafone's business and below the Nasdaq independence thresholds
Mr. Rothman	Sony Pictures Entertainment Motion Picture Group	Chairman	Ordinary course purchase of advertising services	• not involved in decision to purchase services or the transactions • no material interest in the transactions • the amounts in question were small relative to both our business and Sony's business and below the Nasdaq independence thresholds
Ms. Vojvodich	Dell	Board member	Ordinary course purchase of computer products and software	• not involved in decision to purchase services or the transactions • no material interest in the transactions • the amounts in question were small relative to both our business and Dell's business and below the Nasdaq independence thresholds

Independence Assessment

All of the transactions described above were entered into at arm's length in the ordinary course of business. Aggregate payments to each of the organizations, in each of the last four fiscal years, did not exceed the greater of $200,000 or 5 percent of that organization's consolidated gross revenues in a single fiscal year for the relevant period. No director had any direct or indirect material interest in the transactions or received any direct personal benefit from any of these transactions, relationships, or arrangements. Therefore:

- For 2019, the NCG Committee recommended to the Board, and the Board determined, that each of the directors elected at the 2019 annual meeting of stockholders, other than Messrs. Boyd (the Chairman of our Board and our former Executive Chairman and former Chief Executive Officer and President) and Fogel (our current President and Chief Executive Officer), was an "independent director" based on The Nasdaq Stock Market's listing rules, the rules of the SEC and our Corporate Governance Principles; and

- For 2020, the NCG Committee recommended to the Board, and the Board determined, that each of the nominees for election to the Board at the Annual Meeting is an "independent director" based on The Nasdaq Stock Market's listing rules, the rules of the SEC and our Corporate Governance Principles, other than Messrs. Boyd and Fogel.

Board Practices and Procedures

Communications with the Board of Directors

Stockholders may contact any of our directors, a committee of the Board, non-employee or independent directors as a group, or the Board as a whole by writing to them c/o Office of the General Counsel, Booking Holdings Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854. Stockholders should indicate how many shares of our common stock they own as of the date of their communication. Communications received in this manner will be handled in accordance with procedures developed and approved by the Board, including a majority of our independent directors.

The procedures provide that in general, communications to the Board will be initially reviewed and logged by our General Counsel and then periodically, and at least quarterly, forwarded to the Lead Independent Director and/or the chairperson of the NCG Committee.

Board of Director Attendance

Regular meetings of the Board are generally held six times per year and special meetings are scheduled when necessary. The Board held six meetings in 2019. For 2019, all directors attended at least 75% of the meetings of the Board and the Board committees of which they were members held while they were serving on the Board and any such committees.

Attendance at Annual Meetings

We expect directors to attend our annual meetings of stockholders. All thirteen current members of the Board attended our 2019 annual meeting of stockholders.

Compensation-related Corporate Governance

See *Key Governance Matters* on page 55 for our various compensation related corporate governance policies and practices, including, among other things, policies regarding compensation clawbacks, 10b5-1 plans and hedging and pledging of securities.

Sustainability

Our approach to corporate responsibility is a natural extension of our mission to make it easier for everyone to experience the world.

We are committed to sustainability efforts that will further our mission including, initiatives to promote sustainable tourism, improve global business and tech industry diversity, act as responsible environmental stewards, create inclusive services and programs for employees and customers and protect customer privacy, among others. For more information, please refer to our corporate social responsibility web page and report available at https://www.bookingholdings.com/corporate-responsibility/.

Diversity & Inclusion

We aspire to reflect the dynamic populations of our customers and the destinations we help people visit as we work together to make it easier for everyone to experience the world. We believe that travel, and therefore our business, helps increase understanding, tolerance and common ground as people broaden their horizons, are introduced to other people and cultures, have new experiences, increase their knowledge and grow to appreciate the world in which we live. We also believe that our company, our stockholders, our customers and our employees are benefited by us having a diverse Board, diverse leadership and a diverse workforce. As a result, we seek to achieve a diverse business environment that includes people of different viewpoints, backgrounds, experience, gender, race and ethnic or national origin and other demographics.

Our commitment to diversity begins at the top with our NCG Committee's policy to consider diversity, which it views broadly in terms of viewpoints, backgrounds, experience, gender, race and ethnic or national origin, as a factor in recommending persons for election or appointment to the Board. The NCG Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen. This commitment to diversity continues throughout our Company.

We benefit from a highly diverse extended leadership team and workforce. With more than 26,000 employees representing more than 150 nationalities, we operate more than 300 offices in over 75 countries and territories as of December 31, 2019.

In keeping with the global nature of our Company, we maintain a workplace that embraces the different cultures and practices of our diverse employees and is consistent with our Code of Conduct, which is available on our website at www.bookingholdings.com. We support and abide by the laws and regulations that govern our employment practices and we prohibit unlawful discrimination of any type. We have implemented a variety of policies to foster an inclusive work environment. For example, while the specifics can vary by brand, in the United States our employee benefit plans generally include: benefits for infertility treatment, gender re-assignment surgery, gender-neutral domestic partners and paid parental leave.



Forbes ranked Booking Holdings as a Best Employer for Diversity

33%
of directors are women as of the Annual Meeting

28%
of our extended leadership team are women

>52%
of employees are women

Environment

As a company that encourages people to experience the unique places the world has to offer, we believe that we must model environmental stewardship and responsibility at every turn — starting with our own business. Across the world, our brands are focused on conserving energy, reducing water consumption and decreasing waste.

> *In 2019, KAYAK and OpenTable employees founded the Global Green Team, which is now part of their combined Corporate Social Responsibility program, Do Good, with the goal of reducing the carbon footprint at work and aligning green practices across offices. Among other initiatives, the Green Team led concerted efforts to turn off laptops and screens at the end of the workday and to increase timed lighting to reduce energy use.*

You can find more information on our sustainability efforts with respect to the environment in the Environment section of our corporate social responsibility web page mentioned above.

Community

In line with our mission to make it easier for everyone to experience the world, we are focused on sustainable travel so that future travelers can encounter a world full of destinations still worth exploring. Booking.com's Sustainability program supports innovation in the sustainable tourism space. Through Booking.com's accelerator program that identifies and empowers sustainable tourism start-ups, a robust global volunteer program and a fund that champions non-profit sustainable travel projects, we are supporting the long-term health of a variety of locations around the world. These programs demonstrate how we are focused on transforming the global travel experience into a powerful force for good.

Customer Privacy & Data Protection

We believe that managing privacy risk is a vital part of our responsibilities to our customers and our employees. We have built a comprehensive governance structure for managing these risks which we believe will ultimately build a competitive trust advantage for our Company. All of our brands are committed to protecting personal data by operating according to our Privacy Principles:



1	2	3	4	5	6
TRANSPARENCY	PURPOSE	CHOICE	SECURITY	INDIVIDUAL RIGHTS	ACCOUNTABILITY

Security Ownership of Certain Beneficial Owners and Management

CORPORATE GOVERNANCE

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 31, 2020 by (1) each person known by us to be the beneficial owner of more than 5% of our common stock; (2) each member of the Board and each of our director nominees; (3) our Chief Executive Officer, our Chief Financial Officer and each of our other named executive officers in the *Summary Compensation Table* in this proxy statement; and (4) all directors and executive officers as a group. The percentage of shares owned is based on 40,930,202 shares outstanding as of March 31, 2020.

Name of beneficial owner	Shares beneficially owned[a]	
	Number	Percent
Jeffery H. Boyd[b]	60,482	*
Timothy M. Armstrong[c]	524	*
Glenn D. Fogel	35,233	*
Mirian M. Graddick-Weir	127	*
James M. Guyette	2,711	*
Wei Hopeman[d]	0	*
Robert J. Mylod, Jr.	870	*
Charles H. Noski[e]	524	*
Nancy B. Peretsman[f]	3,824	*
Nicholas J. Read	112	*
Thomas E. Rothman[g]	524	*
Bob van Dijk[h]	0	*
Lynn M. Vojvodich	524	*
Vanessa A. Wittman[d]	0	*
David I. Goulden	1,217	*
Gillian Tans	5,439	*
Peter J. Millones	9,549	*
The Vanguard Group[i]	3,248,805	7.9%
BlackRock, Inc.[j]	2,776,848	6.8%
T. Rowe Price Associates, Inc.[k]	2,286,674	5.6%
All directors and executive officers as a group (15 persons)[l]	116,221	*

*   *Represents beneficial ownership of less than one percent.*

(a) *Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting and investment power with respect to securities, except as discussed in the footnotes below. Shares of common stock issuable (i) upon the exercise of stock options that are currently exercisable or exercisable within 60 days after March 31, 2020 and (ii) upon vesting of restricted stock units or performance share units that vest by their terms within 60 days after March 31, 2020, are deemed to be outstanding and to be beneficially owned by the person holding such stock options, restricted stock units and/or performance share units for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain directors have elected to defer receipt of shares of common stock pursuant to vested restricted stock unit awards for tax planning purposes. However, depending on the terms of the deferral program in place at the time of the deferral, if the director does not have the right to receive the shares until more than 60 days after termination of board service, those shares are not included in the above table even though the director has vested in the shares and bears the economic risk of ownership.*

(b) *Does not include 567 vested shares the receipt of which has been deferred by Mr. Boyd for tax planning purposes (such shares will be issued to Mr. Boyd 90 days after termination of his Board service).*

(c) *Does not include 755 vested shares the receipt of which has been deferred by Mr. Armstrong for tax planning purposes (such shares will be issued to Mr. Armstrong 90 days after termination of his Board service).*

(d) *Ms. Hopeman and Ms. Wittman were elected to the Board on June 6, 2019.*

(e) *Does not include 209 vested shares the receipt of which has been deferred by Mr. Noski for tax planning purposes (such shares will be issued to Mr. Noski 90 days after termination of his Board service).*

(f)   Includes 521 shares held by a limited liability company of which Ms. Peretsman is a Manager. Does not include 1,072 vested shares the receipt of which has been deferred by Ms. Peretsman for tax planning purposes (such shares will be issued to Ms. Peretsman 90 days after termination of her Board service); and does not include 16,703 shares held by a foundation for which Ms. Peretsman serves as a trustee, of which Ms. Peretsman disclaims beneficial ownership. Allen & Company LLC disclaims beneficial ownership of the shares described in this note (f).

(g)   Does not include 755 vested shares the receipt of which has been deferred by Mr. Rothman for tax planning purposes (such shares will be issued to Mr. Rothman 90 days after termination of his Board service).

(h)   Mr. van Dijk is a non-incumbent nominee for election to the Board of Directors at the Annual Meeting.

(i)   Based solely on information provided in a Schedule 13G/A filed by The Vanguard Group ("Vanguard") with the SEC on February 12, 2020. These securities are owned by Vanguard directly or through wholly-owned subsidiaries of Vanguard. Vanguard reported that it had sole voting power over 65,138 shares, shared voting power over 12,051 shares, sole dispositive power over 3,175,512 shares and shared dispositive power over 73,293 shares. Vanguard lists its address as 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(j)   Based solely on information provided in a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on February 5, 2020. These securities are owned by various institutional investors affiliated with BlackRock. BlackRock reported that it had sole voting power over 2,390,181 shares, shared voting power over 0 shares, sole dispositive power over 2,776,848 shares and shared dispositive power over 0 shares. BlackRock lists its address as 55 East 52nd Street, New York, New York 10055.

(k)   Based solely on information provided in a Schedule 13G/A filed by T. Rowe Price Associates, Inc. ("Price Associates") with the SEC on February 14, 2020. Price Associates reported that it had sole voting power over 819,048 shares, shared voting power over 0 shares, sole dispositive power over 2,286,674 shares and shared dispositive power over 0 shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims beneficial ownership of such securities. Price Associates lists its address as 100 E. Pratt Street, Baltimore, Maryland 21202.

(l)   Consists of shares beneficially owned by all of our directors and executive officers, as a group. Does not include 3,358 vested shares of non-employee directors, the receipt of which has been deferred for tax planning purposes (because such shares will be issued 90 days after termination of such director's Board service).



EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive officer compensation program, provides information about the goals and the key elements of the program and explains the reasons behind the Compensation Committee's executive officer compensation decisions. For 2019, our "named executive officers" were the following (titles are as of December 31, 2019):

Name	Title	Age*	Executive Officer Since
Glenn D. Fogel	President and Chief Executive Officer[1]	58	2011
David I. Goulden	Executive Vice President and Chief Financial Officer	60	2018
Peter J. Millones	Executive Vice President and General Counsel	50	2001
Gillian Tans	Chairwoman, Booking.com[2]	49	2015[2]

(1)   On June 26, 2019, Mr. Fogel took on the additional role of Chief Executive Officer of Booking.com.

(2)   On June 26, 2019, Ms. Tans changed roles from Chief Executive Officer of Booking.com to Chairwoman of Booking.com, a non-executive officer position. See 2019 Named Executive Officer Compensation & Performance - Ms. Gillian Tans for a description of Ms. Tans' compensation arrangements for 2019.

*   Ages as of March 31, 2020.

The CD&A generally focuses on the 2019 compensation program applicable to our named executive officers (who were our only executive officers for purposes of Exchange Act Rule 3b-7 during 2019), however, specifics related to Ms. Tans are discussed separately (see *2019 Named Executive Officer Compensation & Performance – Ms. Gillian Tans*). Where relevant to the CD&A, we refer to our named executive officers other than Ms. Tans as our "current executive officers."

COVID-19

This CD&A summarizes the Company's compensation programs and results relative to the Company's 2019 performance, prior to the COVID-19 outbreak. Since the onset of the COVID-19 outbreak, the Company announced on March 23, 2020 that Glenn Fogel, the Company's Chief Executive Officer, several other members of senior management and the Board of Directors made the decision to forego their salaries during this time of crisis. The Compensation Committee is closely monitoring the COVID-19 outbreak and the significant impact the crisis is having on our business and compensation programs.

What's New in 2019

In 2019, the Compensation Committee added a new performance metric to the Annual Cash Incentive Bonus Plan that is based on revenue growth. The two metrics of the Annual Cash Incentive Bonus Plan are now Compensation EBITDA and Compensation Revenue and are discussed further below.

Executive Summary

Financial and Operating Performance

Overall, 2019 was a solid year for Booking Holdings. In 2019, we operated the largest, most profitable global online travel business in the world, with a 2019 operating margin of 35.5% as a percentage of revenues. Based on room nights booked, which grew 11.2% in 2019 to 845 million, we were the largest online accommodation reservation service in the world. Given the size of our business, we are particularly proud to have achieved above-market growth while maintaining industry-leading profitability. We achieved year-over-year gross bookings (a common operating and statistical metric used in the travel industry representing the total U.S. Dollar value, generally inclusive of all taxes and fees, of all travel services purchased by consumers through our online travel reservation businesses, net of cancellations) growth of 4.0% (8% on a constant currency basis (i.e., using 2018 exchange rates)). In 2019, our net income grew 21.7% to $4.9 billion and we generated $4.9 billion of cash from operating activities. We were also able to achieve Adjusted EBITDA growth of 2.2% in 2019. Further, we were pleased to announce that we had 6.3 million reported listings of alternative accommodations as of December 31, 2019. In 2019, we recorded revenue of $3.1 billion from alternative accommodations and alternative accommodations were nicely profitable and grew faster than our core accommodation business. Although in many respects we achieved good financial results in 2019, we did not meet the financial goals we set for ourselves, as discussed in more detail below.

6.3 million
ALTERNATIVE ACCOMMODATIONS LISTINGS AS OF 12/31/19

845 million
ROOM NIGHTS BOOKED IN 2019

>15%
OF BOOKING.COM'S GROSS BOOKINGS WERE PROCESSED ON ITS PAYMENT PLATFORM



GROSS TRAVEL BOOKINGS
(BILLIONS)



+13.9% CAGR

2014: $50.3 | 2015: $55.5 | 2016: $68.1 | 2017: $81.2 | 2018: $92.7 | 2019: $96.4

Performance

We achieved year-over-year gross bookings growth of 4.0% (8% on a constant currency basis). Over the three-year period from 2017 to 2019, we had gross travel bookings of $270.4 billion. From a multi-year perspective, we have achieved significant growth, with a 55.5% increase in gross bookings over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.



ROOM NIGHTS
(MILLIONS)



+19.5% CAGR

2014: 346.0 | 2015: 432.3 | 2016: 556.6 | 2017: 673.1 | 2018: 759.8 | 2019: 844.9

Performance

We continue to be the largest online accommodation reservation service in the world based on room nights booked. Room nights booked grew 11.2% in 2019 to 845 million. Over the three-year period from 2017 to 2019, we had 2.3 billion room nights booked. From a multi-year perspective, we have achieved significant growth, with a 70.6% increase in room nights booked over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.



REVENUE*
(BILLIONS)



+14.7% CAGR

2014: $7.6 | 2015: $8.6 | 2016: $10.3 | 2017: $12.4 | 2018: $14.5 | 2019: $15.1

Performance

Total revenues grew 3.7% (7% on a constant-currency basis) in 2019. From a multi-year perspective, we have achieved significant growth, with a 58.7% increase in revenue (or gross profit for years prior to 2018*), over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.

Link to Compensation

Used to calculate Compensation Revenue, which is 50% weighting of Annual Cash Incentive Bonus Plan (calculation of Compensation Revenue is described below in *Measuring Performance – How is Compensation Revenue Calculated*)



ADJUSTED EBITDA**
(BILLIONS)



+12.3% CAGR

2014: $3.3 | 2015: $3.5 | 2016: $4.1 | 2017: $4.9 | 2018: $5.7 | 2019: $5.9

Performance

We had Adjusted EBITDA growth of 2.2% versus the prior year. From a multi-year perspective, we achieved significant growth, with a 51.0% increase in Adjusted EBITDA over the 2017-2019 three-year period as compared to the 2014-2016 three-year period.

Link to Compensation

Used to calculate Compensation EBITDA, which is 50% weighting of Annual Cash Incentive Bonus Plan and 100% weighting of long-term Performance Share Units (calculation of Compensation EBITDA is described below in *Measuring Performance – How is Compensation EBITDA Calculated*)

---

*   As a result of the new revenue recognition accounting standard that began in 2018, total revenues reported in 2018 and 2019 are comparable to gross profit reported in previous years. For more information, see Note 2 to the Consolidated Financial Statements of our 2019 Annual Report.

**   See Appendix A to this proxy statement for a reconciliation of non-GAAP financial measures and the rationale for the use of non-GAAP financial measures.

Strategic Initiatives

We also made solid progress against our key strategic goals for the year by expanding Booking.com's payments capabilities, improving our alternative accommodations offerings and executing on our long-term strategy to develop the "Connected Trip" (our efforts to build a more integrated offering of multiple elements of travel). We also launched an international flight product jointly developed by Agoda and Priceline, and Booking.com launched a flight product currently powered primarily by a third-party partner. Nevertheless, 2019 was not without its challenges. Booking.com continues to under-index in the United States market, we did not see the desired results from Booking.com's brand marketing efforts and, for much of the year, we were slower than desired to meet a number of our goals for increased collaboration, cooperation and integration among our brands.

Stockholder Return

Our operating and financial performance has resulted in significant returns to stockholders. Our stock price increased from $1,466.06 on December 31, 2016 to $2,053.73 on December 31, 2019, representing a 40.1% increase over that three-year period. Through the repurchase of shares of our common stock, we returned approximately $8.2 billion to stockholders in 2019 and approximately $16.0 billion over the 2017-2019 three-year period, representing 108% of the cash generated by operating activities during that three-year period.

 **STOCK PRICE AS OF DECEMBER 31,**



$1140.2 (2014) $1274.9 (2015) $1466.1 (2016) $1737.7 (2017) $1722.4 (2018) $2053.7 (2019)

+12.5% CAGR

$8.2 billion
RETURNED TO STOCKHOLDERS IN 2019

$16.0 billion
RETURNED TO STOCKHOLDERS OVER THE 2017-2019 THREE-YEAR PERIOD

Key Compensation Policies

The Compensation Committee continually reviews our executive officer compensation program and seeks the advice of Mercer, its independent compensation consultant, to ensure that it maintains compensation practices that are in the best interests of our stockholders.

We do:	We do not:
✓ Tie pay to performance.	✗ Provide change in control severance tax gross-ups and do have a policy against future such arrangements.
✓ Use "double triggers" in our severance agreements and equity awards.	✗ Permit stock option repricing without stockholder approval.
✓ Have significant stock ownership guidelines.	✗ Provide significant executive-only perquisites.
✓ Have a clawback policy.	✗ Permit hedging or pledging of our stock by our directors and executive officers.
✓ Conduct an annual risk assessment of our executive officer compensation program.	
✓ Cap the bonus pool from which senior executives' individual cash bonuses are paid.	
✓ Conduct an annual stockholder engagement process.	
✓ Conduct formal executive succession planning.	

Philosophy and Objectives

The basic principles upon which our compensation programs have been built include the following:

- **Performance-based**: executive officers should be compensated primarily on performance.

- **Alignment with interests of stockholders**: the programs should align the interests of executives with those of stockholders by incentivizing management through performance metrics that are likely to increase long-term stockholder value.

- **Retention**: the programs should help us attract and retain key management talent.

- **Consistency**: the programs should be consistent over time to enable executive officers to implement a long-term strategy and reward them if they achieve long-term results.

- **Business focused**: executive officers should be compensated for their management of the business and not for external factors.

- **Risk management**: the programs should not incentivize excessive or inappropriate risk taking.

For many years, we have had a compensation program focused on rewarding earnings growth, which we believe has been highly successful in delivering outstanding results for our stockholders and for management. We believe that earnings growth is a key driver of stockholder value because it requires management to focus on both revenue growth and expense management in order to achieve long-term earnings growth.

Notwithstanding the historical success of our compensation program, every year the Compensation Committee performs a thorough review of our compensation program to evaluate whether it continues to further the objectives expressed by the above principles. As a result of the annual evaluation at the end of 2018, and in light of the size of our business and the slowing growth rate of the online travel market, taking into account the advice of its independent compensation consultant (Mercer), the views of management and input from some of our stockholders that adding a second performance metric could be useful, the Compensation Committee decided that additional focus on revenue growth was appropriate. As a result, we added an additional metric to our Annual Cash Incentive Bonus Plan based on revenue growth.

The Compensation Committee believes that our compensation program should provide an appropriate balance between short-term and long-term performance, with an emphasis on long-term performance. As a result, our senior executive compensation program is designed to be weighted such that most of an executive's potential compensation is delivered through our long-term equity incentive awards, which are generally in the form of performance share units ("PSUs"). The

Compensation Committee believes that this approach focuses executives on long-term performance while encouraging responsible short-term decision-making to achieve sustainable earnings growth over time. As shown in the chart below, 2019 target compensation for our current executive officers was primarily performance-based.



2019 CEO TARGET COMPENSATION MIX

96% Performance-Based Compensation — 4%

2019 CURRENT EXECUTIVE OFFICERS TARGET COMPENSATION MIX

91% Performance-Based Compensation — 9%

Different elements of our senior executive compensation program are designed to serve different objectives and drive different behaviors, and thereby work together to achieve the objectives described above, as follows:

Element	Purpose	Key Characteristics
Base Salary	Provide a level of economic security and stability so that executives can focus on meeting our objectives.	Determined by: • Information from the Compensation Peer Group described below; • Individual performance of the executive, including level of responsibility and breadth of knowledge; and • Internal review of the executive's total compensation, both individually and relative to other senior executives.
Annual Cash Incentive Bonus Plan	Provide a meaningful annual cash bonus opportunity for meeting short-term objectives.	Bonus pool determined by: • 50% Compensation Revenue • 50% Compensation EBITDA Bonus determined by our Compensation Revenue and Compensation EBITDA performance and individual performance.
Long-term Equity Incentives	Provide a significant compensation opportunity tied to long-term earnings growth and increases in our stock price over a three-year period.	PSUs • Tied to our Compensation EBITDA performance over the three-year period ending December 31, 2021; • Number of shares ranges from zero to 2x the "target" grant, depending on our performance over the period; and • Vest, subject to continued employment by us, on the three-year anniversary of the grant date. RSUs • Generally used in connection with new hires or promotions to provide retention incentive.

Benchmarking and Target Compensation

In making compensation decisions, the Compensation Committee compares each element of total compensation against a peer group of publicly-traded companies. The Compensation Committee reviews annually the appropriateness of the companies comprising the peer group. When determining the appropriate compensation peer group for 2019, the Compensation Committee looked closely at, among other things, companies included in the prior year's peer group, as well as companies identified as peers by those companies. The primary characteristics used to evaluate which companies to include in the peer group were: industry, revenues and peers identified by our peers. In particular, the Compensation Committee sought to include internet merchandisers, online travel companies and other technology companies with revenues between one-half and two times our annual revenues. The Compensation Committee also included Alphabet, Amazon.com, Facebook and Microsoft because, although their revenues were more than two times our revenues, there were relatively few companies that otherwise met our criteria, we compete with them for executive talent and they, like us, are leading e-commerce or technology companies.

After discussions with Mercer, the Compensation Committee determined that the sixteen companies listed below, which are primarily internet services, technology, travel services and/or e-commerce companies and are the same companies used in 2018, would comprise the 2019 peer group (the "Compensation Peer Group"):

Activision Blizzard, Inc.	Expedia Group, Inc.	Microsoft Corporation
Adobe Inc.	Facebook, Inc.	Netflix, Inc.
Alphabet Inc.	IAC/InterActiveCorp	PayPal Holdings, Inc.
Amazon.com, Inc.	Intuit Inc.	salesforce.com, inc.
eBay Inc.	Qurate Retail Group	TripAdvisor, Inc.
Electronic Arts Inc.		

Based on the four most recent quarters of data that were available at the time that the Compensation Committee initiated its review (for most, but not all companies, the last three quarters of 2018 through the first quarter of 2019), our revenues ranked at approximately the 75th percentile of the Compensation Peer Group. The Compensation Committee generally considered "market" compensation to be between the 50th and the 75th percentile of executive pay for the Compensation Peer Group. In arriving at "market" compensation for the Compensation Peer Group, Mercer adjusted the cash compensation information from the Compensation Peer Group to account for projected pay increases at those companies over the 2018-2019 time frame. The Compensation Committee uses the Compensation Peer Group data primarily to ensure that our executive compensation program as a whole is competitive. The Compensation Peer Group provides the Compensation Committee with guidance and information, but does not dictate the named executive officers' compensation and is not a substitute for the Compensation Committee's own business judgment in establishing compensation for the named executive officers.

In general, we believe that target total compensation for our named executive officers approximates the market median. However, we have also structured our compensation programs towards performance-based compensation, with below-market salaries, above-market target bonuses as a percentage of base salary and equity incentive awards (PSUs) that provide an opportunity to achieve above-market total compensation. As a result, we believe our compensation programs are well-designed to reward our executive officers with above-market total compensation when we exceed our goals and below-market compensation when we underperform.

Measuring Performance

We refer to the primary performance measure for purposes of our senior executive compensation program as "Compensation EBITDA." Compensation EBITDA is a non-GAAP financial measure based on our adjusted EBITDA, or adjusted earnings before interest, taxes, depreciation and amortization, as publicly reported in our earnings press releases ("Adjusted EBITDA"), further adjusted as described below. Compensation EBITDA is the sole performance measure for our 2019 PSU awards and is one of two performance measures for our 2019 Annual Cash Incentive Bonus Plan. The other measure for our 2019 Annual Cash Incentive Bonus Plan is a non-GAAP financial measure that we refer to herein as "Compensation Revenue."

How is Compensation EBITDA Calculated?

Compensation EBITDA is calculated in generally the same manner for both our 2019 Annual Cash Incentive Bonus Plan and for our 2019 PSUs, except that Compensation EBITDA is calculated on a pre-bonus basis for purposes of our Annual Cash Incentive Bonus Plan and on a post-bonus basis for purposes of our PSU awards. To arrive at Compensation EBITDA, we begin with Adjusted EBITDA and then:

- Exclude the effect of any accounting changes during the applicable performance period (because the targets were set without regard to such changes);

- Exclude the impact, to the extent reasonably quantifiable or estimable, of a business acquisition (so that management cannot "buy" earnings to meet performance targets) or a business disposition (so that management cannot "sell" losses to meet performance targets or be hurt if we decide to sell a profitable business);

- Treat all capitalized costs incurred and capitalized in a particular period as expenses of that period;

- Exclude the impact of digital services taxes that were adopted subsequent to the setting of targets for the applicable performance period (because the targets were set without taking into account the impact of such digital services taxes);

- Adjust stock-based compensation expense to assume a vesting factor for our PSUs of 1x (so that stock-based compensation expense related to above-target performance does not then reduce the vesting factor of the PSUs); and

- With respect to certain of our brands, apply fixed exchange rates to fixed earnings percentages consistent with those used to set the performance targets (so that our performance is measured consistently against the performance targets and senior executives are not rewarded or punished based on currency exchange rate fluctuations, which are out of their control, but rather are compensated based on management of the underlying business).

How is Compensation Revenue Calculated?

Compensation Revenue refers to our revenues, as adjusted as part of our calculation of Compensation EBITDA described above – in other words, it is the non-GAAP revenue component of Compensation EBITDA.

The Compensation Committee believes that the above adjustments to Adjusted EBITDA to arrive at Compensation EBITDA and Compensation Revenue support our guiding compensation principles described above. The Compensation Committee has made the use of fixed currency exchange rates and earnings percentages with respect to certain of our brands a feature of our compensation program for many years to ensure that management is focused on the operational success of the business without incentivizing excessive or inappropriate risk taking or decision-making based on short-term or speculative expectations regarding foreign currency exchange rates. In addition, the Compensation Committee believes that taking a fixed-currency approach more accurately addresses management performance, while aligning the interests of management and stockholders through any impact currency factors have on our stock price since equity compensation constitutes the largest component of our executive officers' compensation.

2019 Executive Officer Compensation Program

The Compensation Committee reviews annually all compensation elements, including each executive officer's base salary, Annual Cash Incentive Bonus Plan opportunity and equity incentives, as well as payments that would be required under various severance and change in control scenarios. In making compensation decisions and recommendations, the Compensation Committee also takes into consideration historical compensation, including the value of outstanding unvested equity awards. Before giving final approval of the annual compensation of executive officers, the Compensation Committee and, with respect to our Chief Executive Officer, the Board, generally reviews a presentation of total compensation, a "tally sheet," prepared by Mercer. The tally sheet summarizes each executive officer's total "target" compensation for the applicable year and, using a year-end stock price, estimates the payments to be made to the executive officer under certain termination of employment and change in control scenarios. For 2019, the Compensation Committee made no adjustments as a result of the tally sheet analysis based on its assessment that the program continued to support the guiding compensation principles described above.

Within the overall structure of our senior executive compensation program, each current executive officer's 2019 compensation, including base salary, target cash bonus and equity incentive award, was based on, among other things:

- Information about market compensation from the Compensation Peer Group analysis described above;

- Individual performance of the executive, including level of responsibility, potential for individual contribution and breadth of knowledge and expertise; and

- Internal review of the executive's total compensation, both individually and relative to other senior executives, as well as a review of the size and current value of outstanding, unvested equity awards.

The relative importance of these factors varies depending on the individual executive, as well as the results of the annual review process and any promotion or other change in responsibility. The Compensation Committee ultimately exercises judgment and discretion when setting or recommending the compensation of our executive officers.

2019 Bonus Plan

Our 2019 Annual Cash Incentive Bonus Plan (the "2019 Bonus Plan") applicable to our current executive officers provided for an aggregate "pool" based on our 2019 Compensation EBITDA and 2019 Compensation Revenue. The amount in the pool increases as our Compensation EBITDA and/or Compensation Revenue increases (until the cap on the pool is reached), and current executive officer individual cash bonuses are paid from this pool. However, although Company performance is a key factor in individual bonus payments for our executive officers, the Compensation Committee maintains discretion to adjust the aggregate pool and/or individual bonuses upwards or downwards as it deems appropriate.

The 2019 Bonus Plan was structured to give equal weight to Compensation EBITDA and Compensation Revenue. In each case, the funding factor increased as Compensation EBITDA or Compensation Revenue, as applicable, increased. As a result, it is unlikely that there would be meaningful funding of the senior executive bonus pool from which bonuses of the current executive officers would be paid unless the combination of Compensation EBITDA and Compensation Revenue performance demonstrated meaningful growth over our 2018 performance. Further, if we achieved 2019 budgeted Compensation Revenue, the amount of 2019 Compensation EBITDA needed to achieve a target (1x) bonus pool was higher than actual 2018 Compensation EBITDA; and, if we achieved budgeted 2019 Compensation EBITDA, the amount of 2019 Compensation Revenue needed to achieve a target (1x) bonus pool was higher than actual 2018 Compensation Revenue. In this way, we structured the 2019 Bonus Plan with the intent of ensuring that the incentives were relatively balanced between both metrics.

Bonus	2019 Compensation EBITDA Performance Relative to 2018 *Performance Weighting = 50%*	2019 Compensation Revenue Performance Relative to 2018 *Performance Weighting = 50%*
At Target	1.3% growth	10.7% growth
At Maximum	23.2% growth	34.6% growth
Actual	4.1% growth	4.9% growth

The fundamental principle underlying the 2019 Bonus Plan was that the bonus pool for senior executives, including the current executive officers, would only be meaningfully funded if we had significant year-over-year earnings and/or revenue growth on a fixed currency basis, taking into account the size of our business, market expectations regarding our growth and our expectations regarding the growth of our markets. Further, although the 2019 Bonus Plan did not provide for individual maximum or minimum amounts for the named executive officers, it did provide for a cap on the funding of the 2019 senior executive bonus pool. The Compensation Committee believed that in order for the funding of the pool to reach the cap, we would need to achieve Compensation EBITDA and/or Compensation Revenue growth rates that were significantly higher than our budgeted growth rates, would represent strong performance compared to our competition and would reward stockholders.

Generally, in order for our senior executives to achieve their target annual bonus amounts, we must achieve a combination of Compensation EBITDA and Compensation Revenue growth that corresponds to a 1x bonus pool. Although we exceeded the 1x target for 2019 Compensation EBITDA, we did not achieve the 1x target for 2019 Compensation Revenue. As a result, our combined performance under the 2019 Bonus Plan was such that the bonus pool was funded at 0.77x. As a result of this lower funding level, and in order to provide additional funding for bonuses for less-highly compensated individuals, Messrs. Fogel, Goulden and Millones (our current executive officers) recommended, and the Compensation Committee agreed, that they receive no bonus payments for 2019.

Equity Incentives

Performance Share Units (PSUs)

The 2019 PSUs awarded to our current executive officers have a three-year performance period (January 1, 2019 to December 31, 2021), vest on the third anniversary of the grant date (subject to continued employment with us and pro rata earlier vesting in certain circumstances) and use Compensation EBITDA as the sole performance metric. The 2019 PSUs granted to our current executive officers are forfeitable if certain minimum performance thresholds are not achieved and have a maximum payout of 2x the number of "target" shares. The number of "target" shares was determined by taking a fixed U.S. Dollar amount established by the Compensation Committee and dividing that amount by the fair market value of our common stock on the date of grant, which, as provided under our equity plan, is the closing price of our common stock on the trading day immediately preceding the date of grant. In setting our 2019 PSU performance thresholds, the Compensation Committee considered our 2019 budget, our expectations for the global travel market over the three-year performance period, and internal and external projections over the three-year performance period (including analyst projections) for us and our primary global, direct competitor and other select travel and technology companies that management, Mercer and the Compensation Committee felt were relevant. The Compensation Committee also sought to ensure that the performance thresholds, in particular those that would result in a payout above 1x, reflected performance that would be expected to reward our stockholders.

The Compensation EBITDA thresholds for the 2019 PSUs awarded to our current executive officers are as follows:

If Compensation EBITDA for the three-year period ending December 31, 2021 is:	Then, the number of shares that will be issued is:
Less than $15.5 billion	—
Between $15.5 billion and $16.4 billion	0x to 1x the "target" grant
Between $16.4 billion and $17.6 billion	1x the "target" grant
Between $17.6 billion and $19.3 billion	1x to 2x the "target" grant
Above $19.3 billion	2x the "target" grant

Restricted Stock Units (RSUs)

Although for a number of years the primary equity component of our compensation program for senior executives has been PSUs, from time to time we also grant other equity awards to senior executives. In some cases, different kinds of equity awards have been used together with PSUs. For example, RSUs have been used in connection with the hiring of a new senior executive to provide retention incentives during the first years of employment to balance the uncertainty associated with the PSUs. Other than RSUs awarded to Ms. Tans in August 2019 (discussed below), we did not award any RSUs to our named executive officers in 2019.

Stock Options

We did not grant any stock options to our named executive officers in 2019.

Stockholder Dilution

Each year, in connection with the administration of our equity incentive plans and making equity award decisions for our named executive officers, the Compensation Committee reviews and considers the dilutive impact of such awards and all equity awards granted by the Company on our stockholders. This review has shown that stockholder dilution from our equity incentive programs, including our stock-based compensation expense as a percentage of year-end market capitalization, is consistently among the lowest of our Compensation Peer Group.

2019 Named Executive Officer Compensation & Performance

2019 Base Salaries

The Compensation Committee made no changes to the base salaries of Messrs. Fogel, Goulden and Millones for 2019. In particular, Mr. Fogel's base salary was not increased in connection with taking on the additional role of Chief Executive Officer of Booking.com in June 2019.

2019 Bonuses

Named Executive Officer	Base Salary	Bonus Target as a % of Base Salary
Glenn D. Fogel	$750,000	250%
David I. Goulden	$600,000	210%
Peter J. Millones	$530,000	190%

The Compensation Committee made no changes to the target bonus percentages of the named executive officers for 2019. Although the Board and the Compensation Committee believed that our executive officers performed well in 2019, as discussed above, our current executive officers recommended, and the Board and the Compensation Committee agreed, that they would not receive cash bonuses for 2019. This recommendation and decision was made in light of:

- Company financial performance that resulted in less overall funding of the senior executive bonus pool as compared to prior years; and

- the current executive officers' desire to use any funds that would otherwise have gone to their bonuses to provide additional funding of bonuses for less-highly compensated individuals.

Mr. Fogel

For Mr. Fogel's 2019 performance assessment, the Board and the Compensation Committee considered, among other things:

- Our 2019 operating and financial performance, including:
  - 11.2% room nights booked growth;
  - 3.7% revenue growth; and
  - 2.2% Adjusted EBITDA growth;
- Our industry-leading operating margin (35.5% in 2019);
- Our progress on increased collaboration, cooperation and integration among our brands, in particular following Mr. Fogel becoming the Chief Executive Officer of Booking.com;
- His strategic leadership and vision, including the continued development of our long-term Connected Trip strategy;

- His strong working relationship with the management teams of our brands; and

- His healthy, open and constructive relationship with employees and the Board.

The Board and the Compensation Committee also considered a number of other subjective and qualitative factors in their evaluations of Mr. Fogel, such as the business and operational challenges facing us in 2019 and Mr. Fogel's integrity, ethics, commitment, people management skills and investor and Board communication skills.

Other Named Executive Officers

In evaluating Mr. Goulden's 2019 performance, the Compensation Committee and Mr. Fogel considered, among other things, his exceptional performance as Chief Financial Officer and oversight, management and strengthening of our finance department; his strategic insight and advice; his efforts to improve our systems and processes; his effective management of our stock repurchase program and oversight of our treasury activities; and his leadership in developing our annual financial plan.

In evaluating Mr. Millones' 2019 performance, the Compensation Committee and Mr. Fogel considered, among other things, his strong leadership of our legal department; his significant contributions to improving our systems and processes; his oversight of our compliance department and efforts with ever-increasing regulatory and other legal requirements; his strategic insight and advice; his oversight of our corporate governance practices; and his efforts to organize and assist with the Board's activities.

2019 PSUs

Our named executive officers were granted PSUs (as described above) as part of their 2019 compensation. In determining the amount of each named executive officer's PSU award, the Compensation Committee and, in the case of Mr. Fogel, the Board considered the various factors discussed above, including their respective responsibilities and the information obtained through the Compensation Peer Group review.

Ms. Gillian Tans

Ms. Tans served as Chief Executive Officer of Booking.com until June 2019, at which point she became Chairwoman of Booking.com and ceased to be an executive officer of the Company. While serving as an executive officer, Ms. Tans' compensation was determined in generally the same manner as that of the other named executive officers, except that:

- She was eligible to participate in the Booking.com annual senior bonus plan, which was funded based solely on Booking.com's Compensation EBITDA (as further adjusted primarily to take into account inter-company transactions);

- Her 2019 PSUs were based solely on Booking.com's Compensation EBITDA (as further adjusted primarily to take into account inter-company transactions); and

- Her 2019 PSUs were not forfeitable in that they had no minimum performance threshold and had a potential vesting factor of 1x-2x.

The Compensation Committee felt that this approach was important so that Ms. Tans' compensation as an executive officer was tied to the business for which she was responsible and was consistent with the compensation plan applicable to other Booking.com senior executives.

In her role as Chairwoman of Booking.com, Ms. Tans' compensation for the remainder of 2019 was agreed to as part of her transition agreement (See *Employment Contracts, Termination of Employment and Change in Control Arrangements – Ms. Tans* for a description of Ms. Tans' transition agreement) and consisted of:

- An annual salary of €50,000;

- A guaranteed minimum bonus of €1 million; and

- An RSU award of $1.5 million that vests in full (subject to continued employment with us) in May 2020.

In addition, Ms. Tans will continue to vest in her previously granted equity awards, subject to their terms, while she is employed by us.

Other Components of Executive Compensation

Change in Control Benefits

Our equity grants do not provide for "single trigger" accelerated vesting solely upon the occurrence of a change in control. Rather, acceleration will occur with respect to those grants only upon certain terminations of employment that occur coincident with or following a change in control or upon certain terminations of employment that occur independently from a change in control. As a general matter, upon a termination of employment by us "without cause" or by the employee on account of his death or disability (and in some circumstances, for "good reason") that occurs coincident with or following a change in control, the vesting of outstanding equity will be accelerated to occur on the date on which the employee is terminated coincident with or following such change in control (on a pro-rata basis based on the portion of the performance period that has expired). Our award agreements do not provide for full acceleration of the entire award in the event of a termination coincident with or following a change in control.

> ### *No excess parachute payment tax gross-ups*
>
> *Section 4999 of the U.S. Internal Revenue Code provides that certain individuals may be subject to additional taxes if they receive certain payments of benefits in connection with a change of control ("excess parachute payments"), and Section 280G of the Internal Revenue Code provides that we may forfeit a tax deduction on the amounts subject to this additional tax. We have not provided for tax gross-ups in respect of Section 4999 in any new or materially modified compensatory arrangements with our executive officers for many years and none of our executive officers are entitled to tax gross-ups in respect of Section 4999. Further, the Compensation Committee has formally adopted a policy not to approve any Section 4999 tax gross-ups or similar tax reimbursement arrangements related to excess parachute payments in any new or materially modified compensatory arrangements with our directors or executive officers.*

With respect to each of Messrs. Fogel, Goulden and Millones, if any payment made pursuant to his employment agreement would be an excess parachute payment, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute an excess parachute payment if such reduction would result in an increase in the aggregate payments and benefits to be provided to him, determined on an after-tax basis. See *Potential Payments Upon a Change in Control and/or Termination* beginning on page 66 for additional details.

Severance Benefits

Severance arrangements and change-in-control provisions in our equity awards are designed to:

- encourage executives to remain focused on our business in the event of rumored or actual fundamental corporate change or changes in the organization or its employment needs and, if required, to provide assistance during any transition, and

- manage compensation-related risks and align the interests of executives and stockholders by incentivizing executives to manage the business and evaluate potential change in control transactions from the perspective of a stockholder.

Each of our current executive officers is entitled to receive severance benefits upon, among other things, a termination "without cause" or, "for good reason." The arrangements with our executive officers provide severance payments in an amount that the Compensation Committee believes is appropriate, taking into account, among other things, the time it is expected to take a separated employee to find another job and marketplace practices as well as the duration of non-competition agreements between us and our executive officers. The payments and other benefits are provided because the Compensation Committee considers a termination "without cause" or for "good reason," not to be employee-initiated, that under different circumstances would not have occurred and which are beyond the control of the separated individual. The severance and other benefits are intended to ease the consequences to an executive of an unexpected termination of employment. See *Employment Contracts, Termination of Employment and Change in Control Arrangements* beginning on page 61 for additional details.

Employee Benefits

Our health care and other insurance programs are generally the same for all eligible employees, including the named executive officers, depending on their geographic location. For all eligible U.S.-based employees and certain eligible employees based outside the United States, we maintain a 401(k) plan. The 401(k) plan in which our eligible named executive officers participate allows all eligible employees to contribute up to 75% of their base salary and bonus, up to limits imposed by the U.S. Internal Revenue Code, on a pre-tax basis. We make a cash matching contribution to this 401(k) plan for all participants, including those named executive officers who participate in the plan, of 50% of the first 6% of compensation deferred by participants. The 401(k) match made to each of the participating named executive officers is reflected in the All Other Compensation column of the *Summary Compensation Table*.

Perquisites

We do not maintain any material perquisites or personal benefits for any of the named executive officers, such as company planes, cars, security, financial services or country club memberships.

In connection with Mr. Fogel taking on the role of CEO of Booking.com in the Netherlands in 2019 in addition to his role as Chief Executive Officer of the Company, the Company agreed to provide certain benefits to Mr. Fogel to ensure that Mr. Fogel is not subject to adverse tax consequences and does not incur additional expenses as a result of serving as CEO of Booking.com. These benefits include tax equalization for any Dutch taxes owed as a result of performing his new role in the Netherlands, a housing allowance of €6,100 per month for accommodations in the Netherlands (expected to begin in 2020), supplemental international medical insurance, payments of legal fees incurred in connection with entering into a letter agreement that sets forth the terms of this arrangement and payment of costs for the preparation of his Dutch and U.S. tax returns.

How We Make Compensation Decisions

THE ROLE OF MANAGEMENT

Our Chief Executive Officer, Chief Financial Officer and General Counsel provide significant input to help the Compensation Committee develop the structure of, and set performance metrics for, our annual performance-based bonus plan and annual equity grants. In particular, our Chief Executive Officer provides performance assessments and detailed compensation recommendations regarding our executive officers other than himself in executive session without other executive officers present. The Compensation Committee gives significant weight to our Chief Executive Officer's judgment in these matters because he is in a unique position to assess the other executive officers' performance and contributions to our business.

The Compensation Committee has delegated limited authority to the Chief Executive Officer, the Chief Financial Officer and the General Counsel to determine whether and to what extent certain equity awards held by non-executive officers may be settled, vested, canceled, forfeited, or surrendered pursuant to their terms. For instance, the Chief Executive Officer is authorized to determine whether an employee's termination was, pursuant to the terms of the relevant agreement, "with cause" or "without cause."

THE ROLE OF THE BOARD

The Board meets at the beginning of each year with our Chief Executive Officer to agree upon his performance objectives (which generally are stated in terms of Company objectives) for the year. Generally and as deemed necessary or appropriate, our Chief Executive Officer and the Board review these objectives and the Company's performance against them from time to time during the year.

At the beginning of the following year, our Chief Executive Officer presents to the Compensation Committee a summary of his and the Company's performance over the past year. The Compensation Committee then meets in executive session without any members of management to review our Chief Executive Officer's performance and develop recommendations for his compensation. The Compensation Committee chairperson also discusses our Chief Executive Officer's performance with each member of the Board. The Board then meets in executive session (without our Chief Executive Officer) to discuss our Chief Executive Officer's performance and the Compensation Committee's compensation recommendations. The Board determines the review to be given to our Chief Executive Officer, the actual payout amount of his bonus for the prior fiscal year, and the target total compensation he will receive for the current year.

THE ROLE OF THE COMPENSATION CONSULTANT

The Compensation Committee engaged Mercer LLC, an outside global human resources consulting firm, to advise the Compensation Committee on our compensation program for the named executive officers. Mercer has been working with the Compensation Committee for approximately eighteen years in this capacity.

In addition to providing compensation program advice, Mercer has at times provided services to certain of our subsidiaries, including employee benefit plan consulting services and compensation benchmarking. An affiliate of Mercer provides insurance brokerage services to us, and another affiliate of Mercer has provided commercial consulting services to one of our subsidiaries. The aggregate fees paid by us and our subsidiaries to Mercer and its affiliates in 2019 are as follows:

- for advice regarding executive compensation, approximately $520,000
- for other services and compensation products, approximately $793,000
- for insurance brokerage services and consulting services to Mercer's affiliates, approximately $2,492,000

Mercer's affiliate was engaged to provide insurance brokerage services by the NCG Committee after the NCG Committee evaluated the relationship of Mercer's affiliate with us and the Compensation Committee's engagement of Mercer. The decision to engage Mercer's other affiliate for consulting services was made by management of the relevant subsidiary. After reviewing information provided by Mercer regarding its independence and considering the independence factors prescribed by SEC rules, the Compensation Committee determined that Mercer was independent and did not find that any conflicts of interest existed in connection with the services Mercer performed for the Compensation Committee in 2019.

At the Compensation Committee's direction, management generally provides Compensation Committee materials to Mercer and discusses materials and recommendations with Mercer in advance of each Compensation Committee meeting. Mercer generally attends Compensation Committee meetings to discuss these matters and, at the end of most meetings, meets in executive session with the Compensation Committee without management present.

With the support of the Compensation Committee, management regularly asks Mercer to provide calculations and market data to inform the Compensation Committee's decision-making process. The Compensation Committee periodically requests management to seek Mercer's input, analysis or recommendation with respect to a specific compensation practice, program or arrangement being considered by the Compensation Committee. The chairperson of the Compensation Committee and/or management may also independently seek Mercer's advice on compensation-related matters.

During 2019, among other things, Mercer assisted the Compensation Committee on the following matters:

- Advised on the composition of the Compensation Peer Group;
- Prepared analyses of executive officer compensation levels as compared to the Compensation Peer Group, and made compensation recommendations;
- Evaluated the design and provided advice on the appropriateness of our 2019 Bonus Plan and long-term incentives;
- Reviewed our non-employee director compensation program;
- Prepared tally sheets and IRC Section 280G analyses to determine "excess parachute payments;" and
- Provided assistance in determining the "CEO Pay Ratio" that appears in this proxy statement.

2019 Say-on-Pay Advisory Vote on Executive Compensation Results and Consideration

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay" proposal). At our annual meeting of stockholders held in June 2019, 89.9% of shares present and entitled to vote (which includes abstentions but not broker non-votes) were voted in favor of approving the executive compensation described in our 2019 proxy statement. The Compensation Committee regards the results of the stockholder vote as an indication that our executive compensation practices effectively align executive compensation with stockholder interests and therefore did not implement any changes as a direct result of the vote. The Compensation Committee will continue to consider the outcome of our say-on-pay votes when structuring and implementing compensation programs for executive officers.

Stockholder Engagement

Through our stockholder engagement efforts and communications from our stockholders, we receive stockholder feedback on our compensation programs and practices and communicate that information to the Compensation Committee.

Executive Officers

Set forth below is biographical information as of March 31, 2020 for our current executive officers, other than Mr. Fogel, our Chief Executive Officer and President, whose biographical information can be found in the "Election of Directors" section.



DAVID I. GOULDEN

Mr. Goulden has been our Executive Vice President and Chief Financial Officer since March 1, 2018. Mr. Goulden joined us after leaving Dell Technologies in February 2018. He was previously President, Infrastructure Solutions Group at Dell Technologies, a position he held starting in 2016 when Dell acquired EMC Corporation. From January 2014 until EMC's acquisition by Dell, Mr. Goulden was Chief Executive Officer of the EMC Information Infrastructure business, EMC's largest business by revenue and employees. Prior to his service in that role, he was President and Chief Operating Officer of EMC, responsible for overseeing engineering and product development, sales and customer operations, services, marketing, and G&A functions, since 2012. Mr. Goulden served as Chief Financial Officer of EMC from 2006 to 2014, responsible for financial operations of EMC's consolidated businesses. Earlier in his career at EMC, Mr. Goulden led the company's Sales and Customer Operations worldwide, including global sales in all theaters as well as global channels, alliance, and partners, and prior to that service he oversaw Marketing and New Business Development at EMC. Prior to joining EMC in 2002, Mr. Goulden served in various capacities at Getronics N.V., an information technology services company, most recently as a member of the board of management and President and Chief Operating Officer for the Americas and Asia Pacific. Mr. Goulden served on the board of directors of VMWare, a cloud infrastructure and business mobility company, from 2007 to 2014.



PETER J. MILLONES

Mr. Millones has been our General Counsel since January 2001 and our Executive Vice President since April 2003. He previously served as our Vice President and Associate General Counsel from March 2000 to January 2001 and as our Corporate Secretary from January 2001 to April 2018. Prior to that, Mr. Millones was with the law firm of Latham & Watkins LLP. As part of his responsibilities, Mr. Millones oversees our executive compensation programs.

Key Governance Matters

Stock Ownership Guidelines

Under our stock ownership guidelines, each current executive officer is required to own the number of shares of our common stock indicated below. For purposes of calculating stock owned under the stock ownership guidelines, shares owned outright by the executive officer are included, but unvested stock options, vested stock options that have not been exercised and unvested stock-based equity awards are not eligible to be considered. If an executive officer's stock ownership does not meet the stock ownership guidelines, they are required to retain a minimum of 50% of the shares received on an after-tax basis from the exercise of stock options, the vesting of restricted shares or restricted stock units, performance share units or the settlement of any other stock-based equity award until the ownership target is reached. As of March 31, 2020, each current executive officer listed below was in compliance with the guidelines (whether due to the number of shares owned or the value of shares owned or, in the case of Mr. Goulden, because our stock ownership guidelines permit him to meet the required ownership level over time).

Name	Number of Shares Required to be Owned under our Stock Ownership Guidelines – the Lesser of:	Number of Shares Owned as of March 31, 2020[1]	Value of Shares Owned as of March 31, 2020[2]
Glenn D. Fogel, President and Chief Executive Officer	15,000 shares or shares valued at $5 million	35,233	$47,399,660
David I. Goulden, Executive Vice President and Chief Financial Officer	5,000 shares or shares valued at three times base salary	1,217[3]	$1,637,254
Peter J. Millones, Executive Vice President and General Counsel	5,000 shares or shares valued at three times base salary	9,549	$12,846,461

(1) *See Security Ownership of Certain Beneficial Owners and Management on page 37 for certain details relating to beneficial stock ownership, calculated in accordance with SEC rules.*

(2) *Based on the closing share price of $1,345.32 on March 31, 2020.*

(3) *Mr. Goulden became Chief Financial Officer on March 1, 2018 and, as a result, will be permitted to reach the ownership guidelines over time.*

Our stock ownership guidelines also establish requirements for non-employee members of the Board, which are set forth under *Non-Employee Director Compensation and Benefits* on page 72. Our stock ownership guidelines are detailed in our Corporate Governance Principles, a copy of which is available on our corporate website (www.bookingholdings.com) under the tab "For Investors."

Short-Selling, Hedging and Pledging Prohibitions

It has been our long-standing policy to prohibit our executive officers, directors and employees from entering into hedging transactions with respect to our stock, speculating in our stock or engaging in short-term trading in our stock such as "day trading." Such prohibited activity includes, but is not limited to, short selling (profiting if the market price of the securities decreases), buying or selling publicly traded options, including writing covered calls, buying our stock on margin (unless arrangements are made to cover any margin calls in cash) or arbitrage trading. We also do not permit our executive officers or directors to pledge any of our securities.

Pre-arranged Trading Plans

We encourage, but do not require, our executive officers to effect any disposal of shares of our common stock pursuant to a pre-arranged trading plan adopted in compliance with Rule 10b5-1 under the Exchange Act (a "10b5-1 Plan") and our internal guidelines. We have established guidelines for the adoption and implementation of 10b5-1 Plans by our directors and executive officers, including the following:

- A 10b5-1 Plan must be adopted during an open trading window.

- The first proposed sale under a 10b5-1 Plan generally cannot occur until the second trading day following the filing of the Form 10-Q or Form 10-K with the SEC, as applicable, during the first fiscal quarter following the fiscal quarter in which the plan is adopted.

- A 10b5-1 Plan must generally have a minimum of a one-year term. A 10b5-1 Plan may not be terminated earlier than the date provided for in the plan, except as approved by the chairperson of our Compensation Committee or, if such chairperson is unavailable, the chairperson of our Audit Committee.

- Sales under a 10b5-1 Plan may occur during a closed trading window.

We reserve the right to modify the terms of our 10b5-1 guidelines at any time.

As of March 31, 2020 none of our named executive officers or directors have a 10b5-1 Plan in effect.

Consistent with our past practices, we intend to continue to provide a list of 10b5-1 Plans in existence for our named executive officers and directors on a quarterly basis following the closing of our trading window on our corporate website (www.bookingholdings.com) under the tab "For Investors." We will also file a Current Report on Form 8-K promptly after the adoption of any 10b5-1 Plan by our Chief Executive Officer or Chief Financial Officer.

Equity Award Dates

The Compensation Committee selected March 4, May 12, August 12 and November 12 as the dates of grant for equity awards (to the extent the Compensation Committee authorizes any awards) to executive officers and other employees in 2020. The Compensation Committee reserves the right to adjust dates in advance or select additional grant dates in its sole discretion. All grants are or will be, as applicable, approved in advance by the Compensation Committee or, on an exception basis, the chairperson of the Compensation Committee.

Clawbacks

Effective as of February 7, 2013, we adopted a policy with respect to the "clawback" of executive compensation pending adoption by the SEC and The Nasdaq Stock Market of final rules on the matter. In general and subject to the terms and conditions of the policy, the policy provides that under certain circumstances where an executive officer has engaged in misconduct that has resulted in the executive receiving excessive incentive-based compensation, the Board may seek recovery of such excessive incentive-based compensation.

Compensation Committee Report

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with management. Based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

Mirian M. Graddick-Weir, Chairperson
Timothy M. Armstrong
James M. Guyette
Robert J. Mylod Jr.

Summary Compensation Table

The following table shows compensation earned during 2019, 2018 and 2017, except for Mr. Goulden as noted below, by the persons who served as our Chief Executive Officer and our Chief Financial Officer during 2019 and the next three most highly-compensated executive officers. These individuals are referred to as the "named executive officers." Information for Mr. Goulden is for 2018 and 2019 only, in accordance with applicable SEC rules, since he joined the Company on March 1, 2018. Titles shown in the table are titles held as of December 31, 2019.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Glenn D. Fogel President and Chief Executive Officer	2019	750,000	—	14,000,605	—	0[2]	17,921[6]	14,768,526
	2018	750,000	—	14,000,610	—	5,700,000[4]	8,574	20,459,184
	2017	750,000	—	20,999,915	—	6,000,000[5]	24,543	27,774,458
David I. Goulden Chief Financial Officer	2019	600,000	—	4,499,460	—	0[2]	8,739[6]	5,108,199
	2018	500,000	500,000[8]	10,801,458	—	2,500,000[4]	13,522	14,314,980
Peter J. Millones Executive Vice President, General Counsel	2019	530,000	—	4,499,460	—	0[2]	8,790[6]	5,038,250
	2018	496,667	—	4,500,777	—	1,425,000[4]	8,574	6,431,018
	2017	330,000	—	4,500,849	—	1,500,000[5]	8,630	6,339,479
Gillian Tans[7] Chairwoman, Booking.com	2019	335,871	1,119,570[3]	10,500,268	—	0	0	11,955,709
	2018	629,750	—	8,999,521	—	4,840,488[4]	1,545	14,471,304
	2017	621,695	—	8,000,546	—	5,030,076[5]	1,070	13,653,387

(1) Represents the aggregate grant date fair value of (a) PSUs granted to Messrs. Fogel, Goulden and Millones and Ms. Tans in 2019, (b) RSUs granted to Ms. Tans in 2019, (c) PSUs granted to Messrs. Fogel, Goulden and Millones and Ms. Tans in 2018, (d) RSUs granted to Mr. Goulden in 2018, (e) RSUs granted to Mr. Fogel in 2017, (f) PSUs granted to Messrs. Fogel and Millones, and Ms. Tans in 2017, in each case computed in accordance with FASB ASC Topic 718. For PSUs granted to Messrs. Fogel, Goulden and Millones, and Ms. Tans in 2019, the amount reflects 1 times the "target" amount, as of the grant date, for those awards. The maximum number of shares that could be issued to Messrs. Fogel, Goulden and Millones, and Ms. Tans under the 2019 PSU awards is 2 times the "target" amount, which would result in a value of $28,001,210, $8,998,920, $8,998,920 and $18,001,268 respectively, based on the stock price used to determine the aggregate grant date fair value of the awards. For PSUs granted to Messrs. Fogel, Goulden and Millones, and Ms. Tans in 2018, the amount reflects 1 times the "target" amount, as of the grant date, for those awards. The maximum number of shares that could be issued to Messrs. Fogel, Goulden and Millones, and Ms. Tans under the 2018 PSU awards is 2 times the "target" amount, which would result in a value of $28,001,220, $9,001,554, $9,001,554 and $17,999,042 respectively, based on the stock price used to determine the aggregate grant date fair value of the awards. For PSUs granted to Messrs. Fogel and Millones, and Ms. Tans in 2017, the amount reflects 1 times the "target" amount, as of the grant date, for those awards. The maximum number of shares that could be issued to Messrs. Fogel and Millones, and Ms. Tans under the 2017 PSU awards is 2 times the "target" amount, which would result in a value of $28,001,044, $9,001,698 and $16,001,092, respectively, based on the stock price used to determine the aggregate grant date fair value of the awards. The amounts in this column reflect our estimate of the payout for these awards, as of the date of grant, and do not correspond to the actual value, if any, that will be recognized by the named executive officers. For additional information, please refer to Notes 2 and 4 of our Consolidated Financial Statements for the year ended December 31, 2019 included in our Annual Report on Form 10-K for the year ended December 31, 2019.

(2) There were no bonuses paid to Mr. Fogel, Mr. Goulden or Mr. Millones under the 2019 Bonus Plan.

(3) Represents bonus received pursuant to Ms. Tans' Transition Agreement, dated June 26, 2019.

(4) Represents 2018 cash awards paid in 2019 under the 2018 Bonus Plan.

(5) Represents 2017 cash awards paid in 2018 under the 2017 Bonus Plan.

(6) With respect to Messrs. Fogel, Goulden and Millones, the amount represents the U.S. Dollar value of insurance premiums paid by us during 2019 with respect to life insurance and accidental death and dismemberment insurance for the benefit of such named executive officer and matching contributions made by us to each individual's 401(k) plan for fiscal year 2019. For Mr. Fogel, the amount also includes reimbursement of legal expenses associated with entering into the Letter Agreement in connection with his assumption of the Chief Executive Officer of Booking.com position.

(7) The compensation for Ms. Tans is translated into U.S. Dollars using an average Euro to 1 U.S. Dollar exchange rate of 1.11957 for 2019, 1.14500 for 2018 and 1.13035 for 2017.

(8) Represents the sign-on bonus Mr. Goulden received when he became the Company's Executive Vice President and Chief Financial Officer on March 1, 2018.

Grants of Plan-Based Awards Table

The following table provides information about equity and non-equity awards granted to our named executive officers in 2019. The column "*Estimated Possible Payouts under Non-Equity Incentive Plan Awards*" shows the "target" cash payouts under the 2019 Bonus Plan at the time the plan was adopted; actual payouts were made in March 2020 based on the attainment by us of certain performance thresholds and can be found in the *Summary Compensation Table* in the column entitled "*Non-Equity Incentive Plan Compensation*" for the 2019 fiscal year.

Name & Principal Position	Grant Date	Date Grant Approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Glenn D. Fogel	03-04-2019	02-20-2019	—	—	—	0	8,168	16,336	—	14,000,605
	—	—	—	1,875,000	N/A	—	—	—	—	—
David I. Goulden	03-04-2019	02-20-2019	—	—	—	0	2,625	5,250	—	4,499,460
	—	—	—	1,260,000	N/A	—	—	—	—	—
Peter J. Millones	03-04-2019	02-20-2019	—	—	—	0	2,625	5,250	—	4,499,460
	—	—	—	1,007,000	N/A	—	—	—	—	—
Gillian Tans	03-04-2019	02-20-2019	—	—	—	5,251	5,251	10,502	—	9,000,634
	08-12-2019	08-07-2019	—	—	—	—	—	—	782	1,499,634

(1) *These columns show the target amount, at the time the 2019 Bonus Plan was adopted, of the payout for each named executive officer under the 2019 Bonus Plan. The actual payments for 2019 for each named executive officer are included in the column entitled "Non-equity Incentive Plan Compensation" of the Summary Compensation Table. Although the Board and the Compensation Committee believed that our current executive officers performed well in 2019, as discussed above, our current executive officers recommended, and the Board and the Compensation Committee agreed, that they would not receive cash bonuses under the 2019 Bonus Plan. The business measurements and performance goals for determining the outcome of the 2019 Bonus Plan are described in the Compensation Discussion and Analysis beginning on page 40.*

(2) *These columns show the "Threshold," "Target" and "Maximum" number of shares of our common stock that could be issued in connection with PSUs granted in 2019 under our 1999 Omnibus Plan. The performance period commenced on January 1, 2019 and ends on December 31, 2021. The target payouts for Messrs. Fogel, Goulden and Millones are performance-driven and therefore completely at risk. The performance criteria for determining the number of shares of our common stock to be issued, if any, in connection with the PSUs are described in the Compensation Discussion and Analysis beginning on page 40.*

(3) *Represents the aggregate grant date fair value of PSUs and RSUs granted to the named executive officers, computed in accordance with FASB ASC Topic 718. Generally, the grant date fair value is the full amount that we would expense in our financial statements over the award's vesting schedule. Grant Date Fair Value for the PSUs granted on March 4, 2019 to Messrs. Fogel, Goulden and Millones, and Ms. Tans, was calculated using the target number of shares multiplied by the share price of $1,714.08, which was the closing price of our common stock on March 1, 2019, the trading day prior to such grant date. Grant Date Fair Value for the RSUs granted on August 12, 2019 to Ms. Tans was calculated using the granted number of shares multiplied by the share price of $1,917.69, which was the closing price of our common stock on August 9, 2019, the trading day prior to such grant date. As of December 31, 2019, the estimated probable number of shares that will be issued in connection with the PSUs at the end of the performance period is the "target" grant amount. The actual number of shares to be issued, if any, has not been determined and will be determined based on the relevant performance criteria over the three-year performance period. For additional information, please refer to Notes 2 and 4 of our Consolidated Financial Statements for the year ended December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019.*

Outstanding Equity Awards at 2019 Fiscal Year-End Table

The following table provides information on the holdings of stock awards by our named executive officers at fiscal year-end 2019, including any unvested RSUs and/or unvested PSUs with performance and/or service conditions that have not yet been satisfied as of December 31, 2019. There are no unexercised stock option awards, either vested or unvested, held by our named executive officers. The market value of the stock awards is based on the closing per share market price of our common stock on December 31, 2019, which was $2,053.73.

	Stock Awards			
Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Glenn Fogel	4,034[1]	8,284,747	35,290[2]	72,476,532
David Goulden	2,065[3]	4,240,952	7,051[4]	14,480,850
Peter Millones	—	—	11,344[5]	23,297,657
Gillian Tans	782[6]	1,606,017	23,323[7]	47,899,145

(1) Represents the number of shares of our common stock subject to RSUs granted to Mr. Fogel in March 2017 which vested and were issued on March 4, 2020.

(2) Includes 13,354 shares for which the performance period commenced on January 1, 2017, and ended on December 31, 2019, and which vested and were issued on March 4, 2020. Includes 13,768 shares for which the performance period commenced on January 1, 2018 and ends on December 31, 2020 and which represents the maximum number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs, and 8,168 shares for which the performance period commenced on January 1, 2019 and ends on December 31, 2021 and which represents the target number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs. The actual number of shares to be issued for the latter two grants, if any, has not been determined and will be determined based on the relevant performance criteria over the applicable three-year performance period, subject to continued employment by us.

(3) Represents, pursuant to RSUs granted to Mr. Goulden in March 2018, (i) 1,033 shares of our common stock that vested and were issued on March 4, 2020 and (ii) 1,032 shares of our common stock that are scheduled to vest in March 2021.

(4) Includes 4,426 shares for which the performance period commenced on January 1, 2018 and ends on December 31, 2020 and which represents the maximum number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs, and 2,625 shares for which the performance period commenced on January 1, 2019 and ends on December 31, 2021 and which represents the target number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs. The actual number of shares to be issued for these grants, if any, has not been determined and will be determined based on the relevant performance criteria over the applicable three-year performance period.

(5) Includes 4,293 shares for which the performance period commenced on January 1, 2017 and ended on December 31, 2019, and which vested and were issued on March 4, 2020, 4,426 shares for which the performance period commenced on January 1, 2018 and ends on December 31, 2020 and which represents the maximum number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs and 2,625 shares for which the performance period commenced on January 1, 2019 and ends on December 31, 2021 and which represents the target number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs. The actual number of shares to be issued for these grants, if any, has not been determined and will be determined based on the relevant performance criteria over the applicable three-year performance period.

(6) Represents the number of shares of our common stock that will be issued pursuant to RSUs granted to Ms. Tans in August 2019, consisting of 782 shares that are scheduled to vest in May 2020.

(7) Includes 9,222 shares for which the performance period commenced on January 1, 2017 and ended on December 31, 2019, and which vested and were issued on March 4, 2020, 8,850 shares for which the performance period commenced on January 1, 2018 and ends on December 31, 2020 and which represents the maximum number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs, and 5,251 shares for which the performance period commenced on January 1, 2019 and ends on December 31, 2021 and which represents the target number of shares of our common stock that may be issued following the end of the performance period in connection with PSUs. The actual number of shares to be issued for the latter two grants, if any, has not been determined and will be determined based on the relevant performance criteria over the applicable three-year performance period.

Option Exercises and Stock Vested Table

The following table contains information about the vesting of stock awards held by our named executive officers in 2019. There were no options exercised by our named executive officers in 2019.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Glenn Fogel	6,906	11,837,436[1]
David Goulden	1,033	1,770,645[1]
Peter Millones	6,906	11,837,436[1]
Gillian Tans	15,081	26,672,123[2]

(1) Reflects vesting of PSUs & RSUs in March 2019 with a per share market price of $1,714.08, the closing price of our common stock on March 1, 2019.

(2) Reflects vesting of: a) 7,980 PSUs in March 2019 with a per share market price of $1,714.08, the closing price of our common stock on March 1, 2019; and b) 3,156 PSUs and 3,945 RSUs in May 2019 with a per share market price of $1,829.85, the closing price of our common stock on May 10, 2019.

Employment Contracts, Termination of Employment and Change in Control Arrangements

We have an employment agreement with each of our named executive officers. The agreements are of varying duration and generally provide for minimum annual base salaries. In addition, most of the agreements provide that each executive will be eligible to participate at a level commensurate with his or her position in our annual bonus and long-term compensation plans generally made available to our senior executives, and to participate in all benefit plans and arrangements and fringe benefits and perquisite programs generally provided to our other comparable senior executives. A summary is provided below of each named executive officer's employment agreement followed by a summary of the material terms of any equity instruments held by such executive outstanding at December 31, 2019 that provide for accelerated vesting (or similar provisions) upon a change in control or termination.

Mr. Fogel

Employment Agreement

Effective January 1, 2017, Mr. Fogel became our President and Chief Executive Officer and was appointed to the Board. On December 15, 2016, we entered into an employment agreement with Mr. Fogel effective January 1, 2017 in connection with his appointment as our President and Chief Executive Officer and as a member of the Board. In connection with Mr. Fogel taking on the additional role of Chief Executive Officer of Booking.com in 2019, we amended and supplemented this agreement with a Letter Agreement, dated October 24, 2019. This amendment provides certain benefits to Mr. Fogel to ensure that Mr. Fogel is not subject to adverse tax consequences and does not incur additional expenses as a result of serving as Chief Executive Officer of Booking.com. See *2019 Named Executive Officer Compensation & Performance - Perquisites* for a description of this amendment.

Term

Mr. Fogel's employment agreement has an initial three-year term beginning January 1, 2017, which is terminable by either party upon ninety days' written notice. The three-year initial term is automatically extended for additional one year periods unless either party gives written notice to the other party at least ninety days prior to the expiration of the initial three-year term or the then-current one year additional period that the employment agreement will not be extended.

Termination without "Cause" or for "Good Reason"

In the event of a termination of Mr. Fogel's employment without "Cause" (as defined in the agreement) or by Mr. Fogel for "Good Reason" (as defined in the agreement), Mr. Fogel will be entitled to receive, among other things, in addition to his compensation accrued through the date of his termination of employment, the following severance compensation and benefits:

1. two times his base salary and target bonus, if any, paid over a 24-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata actual annual bonus for the year in which termination of employment occurs; and

3. continuation for eighteen months following termination of employment of group health insurance benefits as if Mr. Fogel were our employee.

If Mr. Fogel's employment is terminated without "Cause" or by Mr. Fogel for "Good Reason" on or within twelve months after the consummation of, or, under certain circumstances, within six months prior to, a "Change in Control" (as defined in the agreement), instead of the above severance compensation and benefits, Mr. Fogel will be entitled to the following severance compensation and benefits, subject to his executing and not revoking a release:

1. three times the sum of his base salary and target bonus, if any, for the year in which such termination occurs, paid over a 36-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata annual bonus for the year in which termination of employment occurs, determined at the higher of actual and target performance; and

3. continuation for up to eighteen months following termination of employment of group health insurance benefits as if Mr. Fogel were our employee.

Termination as the Result of Death or "Disability"

In the event of a termination of Mr. Fogel's employment as the result of his death or "Disability," (as defined in the agreement), Mr. Fogel's heirs will be entitled to receive, among other things, in addition to his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, continuation for twelve months following his death of group health insurance benefits for his dependents (or for Mr. Fogel, if he is terminated as the result of "Disability") as if he were our employee, and in the event of termination of Mr. Fogel's employment as the result of "Disability," continuation for twelve months following termination of employment of group life and disability insurance benefits as if Mr. Fogel were our employee.

Other

In addition, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute a "parachute payment" under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Fogel determined on an after tax basis. Concurrently with entering into the employment agreement, Mr. Fogel also entered into a separate non-competition and non-solicitation agreement with us pursuant to which Mr. Fogel is subject to one-year non-competition and non-solicitation obligations following Mr. Fogel's termination of employment with us.

Equity Instruments

PSUs

The PSUs granted to Mr. Fogel in March 2019, 2018 and 2017 provide for accelerated vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of death or "Disability." The number of shares to be delivered to Mr. Fogel would depend on the termination event (termination without cause/good reason/death/disability) and when it occurred.

Upon a termination of service without "Cause," for "Good Reason," or as the result of death or "Disability" that does not occur coincident with or following a "Change in Control," the PSU performance multiplier would be applied to a pro-rata portion (based on the number of days that had elapsed since March 4, 2019, March 4, 2018 or March 4, 2017, as applicable, (the grant dates of such PSUs) as of the date of his termination of service) of Mr. Fogel's "target" PSU grant and could range from 0 to 2x, depending on our performance through the last fiscal quarter for which our financial results have been publicly reported.

If a "Change in Control" occurs prior to March 4, 2022, March 4, 2021 or March 4, 2020, as applicable, and Mr. Fogel's service is terminated without "Cause," for "Good Reason," or as a result of death or "Disability" coincident with or at any time following the effective date of the "Change in Control," the PSU performance multiplier would be applied to a pro-rata portion (based on the number of days that had elapsed since March 4, 2019, March 4, 2018 or March 4, 2017, as applicable, (the grant dates of such PSUs) as of the effective date of the "Change in Control") of Mr. Fogel's "target" PSU grant and the performance multiplier could range from 0 to 2x, depending on our performance through the last fiscal quarter for which our financial results have been publicly reported; and Mr. Fogel would also receive a pro-rata portion of Mr. Fogel's "target" PSU grant (based on the number of days that had elapsed since the effective date of the "Change in Control" as of the date of his termination) without the application of the performance multiplier.

RSUs

The RSUs granted to Mr. Fogel in March 2017 provide for pro rata vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of death or "Disability," in each case based on the number of days elapsed from March 4, 2017 (the grant date of such RSU) through and including the date of termination.

Mr. Goulden

Employment Agreement

Effective March 1, 2018, Mr. Goulden became our Executive Vice President and Chief Financial Officer. On January 19, 2018, we entered into an employment agreement with Mr. Goulden, effective March 1, 2018 in connection with his appointment as Executive Vice President and Chief Financial Officer.

Term

Mr. Goulden's employment agreement has an initial three-year term beginning March 1, 2018, which is terminable by either party upon ninety days' written notice. The three-year initial term is automatically extended for additional one year periods unless either party gives written notice to the other party at least ninety days prior to the expiration of the initial three-year term or the then-current one year additional period that the employment agreement will not be extended.

Termination without "Cause," for "Good Reason"

In the event of a termination of Mr. Goulden's employment without "Cause" (as defined in the agreement) or by Mr. Goulden for "Good Reason" (as defined in the agreement), subject to his executing and not revoking a release, Mr. Goulden will be entitled to receive, among other things, in addition to his compensation accrued through the date of his termination of employment, the following severance compensation and benefits:

1. one times the sum of his base salary and target bonus, paid over a 12-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata actual annual bonus for the year in which termination of employment occurs; and

3. continuation for twelve months following termination of employment of group health insurance benefits as if Mr. Goulden were our employee.

If Mr. Goulden's employment is terminated without "Cause" or by Mr. Goulden for "Good Reason" on or within twelve months after the consummation of, or, under certain circumstances, within six months prior to, a "Change in Control" (as defined in the agreement), instead of the above severance compensation and benefits, Mr. Goulden will be entitled to the following severance compensation and benefits, subject to his executing and not revoking a release:

1. two times the sum of his base salary and target bonus, if any, for the year in which such termination occurs, paid over a 24-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata annual bonus for the year in which termination of employment occurs, determined at the higher of actual and target performance; and

3. continuation for up to twelve months following termination of employment of group health insurance benefits as if Mr. Goulden were our employee.

Termination as the Result of Death or "Disability"

In the event of a termination of Mr. Goulden's employment as the result of his death or "Disability," (as defined in the agreement), Mr. Goulden's heirs will be entitled to receive, among other things, in addition to his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, continuation for twelve months following his death of group health insurance benefits for his dependents (or for Mr. Goulden, if he is terminated as the result of "Disability") as if he were our employee, and in the event of termination of Mr. Goulden's employment as the result of "Disability," continuation for twelve months following termination of employment of group life and disability insurance benefits as if Mr. Goulden were our employee.

Other

In addition, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute a "parachute payment" under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Goulden determined on an after tax basis. Concurrently with entering into the employment agreement, Mr. Goulden also entered into a separate non-competition and non-solicitation agreement with us pursuant to which Mr. Goulden is subject to one-year non-competition and non-solicitation obligations following Mr. Goulden's termination of employment with us.

Equity Instruments

PSUs

The PSUs granted to Mr. Goulden in March 2019 and 2018 would be treated in the same fashion as the PSUs held by Mr. Fogel described above under "Mr. Fogel - Equity Instruments."

RSUs

The RSUs granted to Mr. Goulden in March 2018 provide for pro-rata vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of death or "Disability," in each case based on the number of days elapsed from March 4, 2018 (the grant date of such RSUs) or the anniversary of the grant date that immediately precedes the date of termination, whichever applies, through and including the date of termination.

Mr. Millones

Employment Agreement

Termination without "Cause" or for "Good Reason"

In the event of a termination of Mr. Millones' employment by us without "Cause" (as defined in the agreement with Mr. Millones) or by Mr. Millones for "Good Reason" (as defined in the agreement), Mr. Millones will be entitled to receive, among other things, in addition to his compensation accrued through the date of his termination of employment, the following severance compensation and benefits:

1. two times his base salary and target bonus, if any, paid over a 12-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs; and

3. continuation for one year following termination of employment of group health, life and disability insurance benefits as if he were our employee (in the event of a "Change in Control," as defined in the agreement, continuation of benefits is for two years following the termination of employment).

Termination as a Result of Death or "Disability"

In the event of a termination of Mr. Millones' employment as a result of death or "Disability" (as defined in such agreement), Mr. Millones will be entitled to receive, among other things, in addition to his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, in the event of termination as a result of death, continuation for one year following termination of employment of group health insurance benefits for Mr. Millones' dependents as if he were our employee, and in the event of termination as a result of "Disability," continuation for one year following termination of employment of group health, life and disability insurance benefits, as if he were our employee.

Other

Mr. Millones' employment agreement provides that, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute an excess parachute payment under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Millones determined on an after tax basis. Mr. Millones entered into a separate non-competition and non-solicitation agreement with us in February 2013 pursuant to which Mr. Millones is subject to one-year non-competition and non-solicitation obligations following Mr. Millones' termination of employment with us.

Equity Instruments

PSUs

The PSUs granted to Mr. Millones in March 2019, 2018 and 2017, respectively, would be treated in the same fashion as the PSUs held by Mr. Fogel described above under "Mr. Fogel - Equity Instruments.

Ms. Tans

Amended and Restated Employment Agreement

In connection with Ms. Tans' transition from serving as President and Chief Executive Officer of Booking.com Holding B.V. ("Booking.com") to Chairwoman of Booking.com, Booking.com entered into a Transition Agreement with Ms. Tans on June 26, 2019 (the "Transition Agreement"). The Transition Agreement supplements and amends certain terms of her amended and restated employment agreement with Booking.com, which she entered into in 2016 in connection with her appointment as Booking.com's President and Chief Executive Officer, including the events that trigger payments to Ms. Tans.

Under the terms of the Transition Agreement, Ms. Tans is entitled to receive (a) an annual salary of €50,000 to be paid through the end of the term of the Transition Agreement, (b) a 2019 annual bonus payment in the amount of €1,000,000, (c) an RSU grant of $1.5 million that will vest in May 2020, subject to continued employment by us and (d) a final compensation payment of €1,187,999.92.

Other

The employment agreement and the Transition Agreement with Ms. Tans include certain confidentiality, non-disparagement, non-competition, and non-solicitation provisions. The employment agreement also includes a commuting cost reimbursement not to exceed €200 per month and the Transition Agreement provides for Booking.com's payment of legal fees incurred in the preparation of the Transition Agreement.

Equity Instruments

PSUs

The PSUs granted to Ms. Tans in March 2019, 2018 and 2017 would be treated in the same fashion as the PSUs held by Mr. Fogel described above under "Mr. Fogel - Equity Instruments" for the respective years of grant, except that the PSU performance multiplier could only range from 1x to 2x.

RSUs

The RSUs granted to Ms. Tans on August 12, 2019 provide that upon a termination without "Cause," or as the result of death or "Disability," Ms. Tans will receive a pro-rata portion of the RSUs based on the number of full days that have elapsed from August 12, 2019 (the grant date of such RSUs) as of the date of termination.

Potential Payments Upon a Change in Control and/or Termination

The following tables estimate the payments required to be made to each named executive officer in connection with a termination of his or her employment upon specified events or a change in control, assuming a $2,053.73 per share price for our common stock (the closing market price on December 31, 2019). The amounts shown also assume that the termination or change in control was effective December 31, 2019, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the named executive officers. Therefore, amounts shown do not reflect, for instance, any changes to base salaries or bonus targets effective in 2020, 2020 changes in the cost of health benefit plans, equity grants made in 2020 or the unvested pro-rata portion of equity awards for which the performance or vesting period extends beyond December 31, 2019. However, amounts shown do reflect incremental amounts due to the named executive officer upon or as a result of the specified event. The actual amounts paid can only be determined at the time of the termination of the named executive officer's employment or a change in control. The terms "Cause," "Good Reason," and "Disability," as applicable, have the meanings in the individual employment agreements or equity instruments described above. In the event of voluntary resignation or retirement where the person's last date of employment was December 31, 2019, the named executive officer would only receive his or her accrued but unpaid salary through the termination date of employment. See *Employment Contracts, Termination of Employment and Change in Control Arrangements* above for more information.

Mr. Fogel

	Termination without "Cause" (non-Change in Control) ($)	Termination for "Good Reason" (non-Change in Control) ($)	Termination without "Cause" or for "Good Reason" (Change in Control) ($)	No Termination (Change in Control) ($)	Death or Disability ($)
Severance:					
Base Salary and Target Bonus	5,250,000	5,250,000	7,875,000	—	0
Pro-Rated Bonus	1,875,000	1,875,000	1,875,000	—	1,875,000
Equity and Benefits:					
Performance Share Units	47,391,873	47,391,873	47,391,873	—	47,391,873
Restricted Stock/RSUs	7,808,281	7,808,281	7,808,281	—	7,808,281
Stock Options	0	0	0	0	0
Health/Welfare[1]	27,107	27,107	27,107	—	18,071
Tax Gross-up	0	0	0	0	0
TOTAL	62,352,261	62,352,261	64,977,261	—	57,093,225

(1) Benefit amounts are based on 2019 annual premiums paid by the Company for medical, dental and vision coverage. In the case of termination due to Disability, Mr. Fogel would be eligible for an additional $324 for group life and disability insurance benefits (based on 2019 annual premiums paid by the Company).

Mr. Goulden

	Termination without "Cause" (non-Change in Control) ($)	Termination for "Good Reason" (non-Change in Control) ($)	Termination without "Cause" or for "Good Reason" (Change in Control) ($)	No Termination (Change in Control) ($)	Death or Disability ($)
Severance:					
Base Salary and Target Bonus	1,860,000	1,860,000	3,720,000	—	0
Pro-Rated Bonus	1,260,000	1,260,000	1,260,000	—	1,260,000
Equity and Benefits:					
Performance Share Units	7,031,972	7,031,972	7,031,972	—	7,031,972
Restricted Stock/RSUs	1,755,939	1,755,939	1,755,939	—	1,755,939
Stock Options	0	0	0	0	0
Health/Welfare[1]	13,167	13,167	13,167	—	13,167
Tax Gross-up	0	0	0	0	0
TOTAL	11,921,078	11,921,078	13,781,078	—	10,061,078

(1) Benefit amounts are based on 2019 annual premiums paid by the Company for medical, dental and vision coverage. In the case of termination due to Disability, Mr. Goulden would be eligible for an additional $324 for group life and disability insurance benefits (based on 2019 annual premiums paid by the Company).

Mr. Millones

	Termination without "Cause" (non-Change in Control) ($)	Termination for "Good Reason" (non-Change in Control) ($)	Termination without "Cause" or for "Good Reason" (Change in Control) ($)	No Termination (Change in Control) ($)	Death or Disability ($)
Severance:					
Base Salary and Target Bonus	3,074,000	3,074,000	3,074,000	—	—
Pro-Rated Bonus	1,007,000	1,007,000	1,007,000	—	1,007,000
Equity and Benefits:					
Performance Share Units	15,236,623	15,236,623	15,236,623	—	15,236,623
Restricted Stock/RSUs	0	0	0	0	0
Stock Options	0	0	0	0	0
Health/Welfare[1]	18,914	18,914	37,828	—	18,590
Tax Gross-up	0	0	0	0	0
TOTAL	19,336,537	19,336,537	19,355,451	—	16,262,213

(1) Benefit amounts are based on 2019 annual premiums paid by the Company for (a) medical, dental and vision coverage, (b) group life insurance and (c) disability insurance benefits.

Ms. Tans

	Termination without "Cause" (non-Change in Control) ($)	Termination for "Good Reason" (non-Change in Control) ($)	Termination without "Cause" or for "Good Reason" (Change in Control) ($)	No Termination (Change in Control) ($)	Death or Disability ($)
Severance:[1]					
Base Salary and Target Bonus	1,330,049[2]	1,330,049[2]	1,330,049[2]	—	—
Pro-Rated Bonus	0	0	0	—	—
Equity and Benefits:					
Performance Share Units	31,910,857	31,910,857	31,910,857	0	31,910,857
Restricted Stock/RSUs	831,761	0	831,761[3]	—	831,761
Stock Options	0	0	0	0	0
Health/Welfare	0	0	0	—	0
Tax Gross-up	0	0	0	0	0
TOTAL	34,072,667	33,240,906	34,072,667	—	32,742,618

(1) Ms. Tans' compensation is translated into U.S. Dollars using an average exchange rate of 1.11957 U.S. Dollars to 1 Euro.

(2) Reflects final compensation payment Ms. Tans is entitled to receive under the Transition Agreement.

(3) Reflects value of RSUs Ms. Tans would be entitled to receive upon termination without "Cause" (Change in Control), but Ms. Tans would not be entitled to receive this amount upon termination for "Good Reason" (Change in Control).

2019 CEO Pay Ratio

Pursuant to the Securities Exchange Act of 1934, as amended, we are providing the ratio of the annual total compensation of our Chief Executive Officer, Mr. Fogel, as disclosed in the Summary Compensation Table, to the annual total compensation of our median employee (excluding our Chief Executive Officer). There has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure and so we are using the same median employee identified in 2017 in our 2019 pay ratio calculation. To identify our median employee in 2017, we used our worldwide employee population (without exclusions, other than Mr. Fogel) as of October 31, 2017 and salary, wage, overtime and bonus compensation information from our payroll records. We annualized compensation for those employees who did not work for the Company for the entire fiscal year. We did not make any cost-of-living adjustments, and we excluded the value of equity awards because we do not distribute annual equity awards to all employees.

As reported in the Summary Compensation Table, Mr. Fogel's total compensation for 2019 was $14,768,526. Calculated in the same manner as Mr. Fogel's total compensation, the total compensation of our median employee in 2019 was $50,418. The ratio of Mr. Fogel's total 2019 compensation to the total 2019 compensation of our median employee is 293 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The pay ratio reported by other companies may not be comparable to our pay ratio reported above, because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their compensation practices.

EXECUTIVE COMPENSATION

Equity Compensation Plan Information

We have one primary equity compensation plan: the 1999 Omnibus Plan, as amended (the "Plan"). In addition, in connection with our acquisition of KAYAK Software Corporation in May 2013, Buuteeq, Inc. in June 2014, OpenTable, Inc. in July 2014 and Rocket Travel, Inc. ("RocketMiles") in March 2015, we assumed equity plans of those acquired companies (the "Assumed Company Plans"). We may continue to grant equity awards under certain of the Assumed Company Plans to employees of the applicable acquired company and, subject to certain limitations, other employees of ours. The Compensation Committee has broad authority to, among other things, grant equity awards and determine the terms, conditions and restrictions relating to those equity awards under the Plan and the Assumed Company Plans.

The table below presents information as of December 31, 2019 on the Plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (#)	Weighted-average exercise price of outstanding options, warrants and rights[2] ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)[3] (#)
Equity Compensation plans approved by security holders			
1999 Omnibus Plan	533,332	$0.00	1,833,091
Equity Compensation plans not approved by security holders			
2005 KAYAK Plan[4]	13,997	$455.28	0
2012 KAYAK Plan[4]	684	$596.80	4,003
Buuteeq Plan[5]	74	$79.97	2,562
OpenTable Plan[6]	30,206	$917.07	61,951[8]
RocketMiles Plan[7]	14	$230.37	3,490
TOTAL	578,307		1,905,097

(1) Includes an aggregate of 562,754 unvested RSUs and unvested PSUs outstanding at December 31, 2019, consisting of 533,332 unvested shares under the 1999 Omnibus Plan, and 29,422 under the OpenTable Plan.

(2) The weighted-average exercise price does not apply to PSUs or RSUs because there is no exercise price associated with such awards.

(3) With respect to PSUs, this column assumes that the maximum number of shares underlying the PSUs will be issued at the end of the relevant performance periods, and therefore all such shares have been excluded. As of December 31, 2019, the actual number of shares to be issued, if any, had not been determined and will be determined based on the relevant performance criteria over the applicable performance periods.

(4) The assumed KAYAK plans include the KAYAK Software Corporation 2012 Equity Incentive Plan (the "2012 KAYAK Plan") and the KAYAK Software Corporation 2005 Equity Incentive Plan (the "2005 KAYAK Plan"). No further grants may be made under the 2005 KAYAK Plan, although the stock options shown in the table were outstanding as of December 31, 2019.

(5) The assumed Buuteeq plan is the Buuteeq, Inc. Amended and Restated 2010 Stock Plan.

(6) The assumed OpenTable plan is the OpenTable, Inc. Amended and Restated 2009 Equity Incentive Award Plan.

(7) The assumed RocketMiles plan is the Amended and Restated Rocket Travel, Inc. 2012 Stock Incentive Plan

(8) Under the OpenTable Plan, there is fungible share-counting, and future full value awards would deplete the securities available for future issuance by the 1.66 fungible share ratio.

Non-Employee Director Compensation and Benefits

The Compensation Committee reviews our non-executive director compensation program every two years, including a review of peer director pay practices, and seeks the advice of Mercer, its independent compensation consultant, to ensure that it maintains director compensation practices that are in the best interests of our stockholders. Our 1999 Omnibus Plan includes a limit on annual compensation for non-employee directors of $750,000. The Compensation Committee's last review of non-executive director compensation occurred in 2018.

2019 Non-Employee Director Compensation Program

In consultation with Mercer, the Compensation Committee's outside compensation consultant, the Compensation Committee and the Board approved the 2019 compensation program for the non-employee members of the Board. For 2019, our Chief Executive Officer, Mr. Fogel, received no additional compensation for serving on the Board during the year.

Position	2019 Director Fees ($)
Non-employee Director Base Pay[1]	60,000 RSUs valued at approximately 265,000[2]
Additional Committee and Leadership Fees	
Non-employee Chairperson	+25,000 +RSUs valued at approximately 110,000
Lead Independent Director	+40,000
Chairperson of Audit Committee	+40,000
Chairperson of Compensation Committee	+30,000
Chairperson of NCG Committee	+25,000
Audit Committee Member	+20,000
Compensation Committee Member	+15,000
NCG Committee Member	+10,000

(1) We reimburse non-employee directors for all travel and other expenses incurred in connection with attending Board and committee meetings.
(2) In 2019, this resulted in RSUs representing 157 shares of common stock being granted to each incumbent non-employee director in May 2019 and RSUs representing 150 shares of common stock being granted to each non-incumbent non-employee director in June 2019. These RSUs vest on the day after the one-year anniversary of the date of grant, and vesting will accelerate upon a change in control or if the director's service on the Board terminates as a result of the director's death or disability.

EXECUTIVE COMPENSATION

The following table shows compensation earned during 2019 by all non-employee directors serving at any time during fiscal 2019.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Timothy M. Armstrong	75,000	264,689	0	0	339,689
Jeffery H. Boyd	85,000	374,274	0	0	459,274
Jeffrey E. Epstein[4]	40,903	0	0	0	40,903
Mirian M. Graddick-Weir	83,542	264,689	0	0	348,231
James M. Guyette	140,000	264,689	0	0	404,689
Wei Hopeman	39,861	264,750	0	0	304,611
Robert J. Mylod, Jr.	75,000	264,689	0	0	339,689
Charles H. Noski	100,000	264,689	0	0	364,689
Nancy B. Peretsman	70,000	264,689	0	0	334,689
Nicholas J. Read	75,694	264,689	0	0	340,383
Thomas E. Rothman	80,000	264,689	0	0	344,689
Craig W. Rydin[4]	47,361	0	0	0	47,361
Lynn M. Vojvodich	70,000	264,689	0	0	334,689
Vanessa A. Wittman	45,556	264,750	0	0	310,306

(1) This column reports the amount of cash compensation earned in 2019 for Board and committee service.

(2) This column represents the aggregate grant date fair value of RSUs computed in accordance with FASB ASC Topic 718. For additional information, please refer to Notes 2 and 4 of the Company's Consolidated Financial Statements for the year ended December 31, 2019, included in the Company's Annual Report on Form 10-K. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value, if any, that will be recognized by the non-employee directors.

(3) As of December 31, 2019, the Company's non-employee directors had the following outstanding equity awards:
- Timothy Armstrong: RSUs for 1,386 shares (which includes 1,229 vested shares the receipt of which has been deferred for tax planning purposes);
- Jeffery H. Boyd: RSUs for 970 shares (which includes 748 vested shares the receipt of which has been deferred for tax planning purposes);
- Mirian M. Graddick-Weir: RSUs for 280 shares (which includes 123 vested shares the receipt of which has been deferred for tax planning purposes);
- James M. Guyette: RSUs for 157 shares;
- Wei Hopeman: RSUs for 150 shares;
- Robert J. Mylod, Jr.: RSUs for 427 shares (which includes 270 vested shares the receipt of which has been deferred for tax planning purposes);
- Charles H. Noski: RSUs for 840 shares (which includes 683 vested shares the receipt of which has been deferred for tax planning purposes);
- Nancy B. Peretsman: RSUs for 1,703 shares (which includes 1,546 vested shares the receipt of which has been deferred for tax planning purposes);
- Nicholas J. Read: RSUs for 157 shares;
- Thomas E. Rothman: RSUs for 1,386 shares (which includes 1,229 vested shares the receipt of which has been deferred for tax planning purposes);
- Lynn M. Vojvodich: RSUs for 157 shares.
- Vanessa A. Wittman: RSUs for 150 shares;

(4) Jeffrey E. Epstein and Craig W. Rydin retired from the Board effective June 6, 2019.

Non-Employee Director Stock Ownership Guidelines

Our Stock Ownership Guidelines require that each non-employee director own shares of our common stock in an amount equal to or exceeding the lesser of 2,500 shares or shares valued at $350,000. Because the shares are fully vested and the director bears the economic risk of ownership (only delivery of the shares has been deferred), our Stock Ownership Guidelines consider vested stock-based equity awards that non-employee directors have elected to defer to be owned by the director for the purposes of our Stock Ownership Guidelines. We believe that allowing deferred shares to be counted for purposes of our Stock Ownership Guidelines has the additional benefit of acting as a holding period restriction as any deferred shares will not be delivered to the director until 60 or 90 days after termination of his or her Board service, depending on the terms of the deferral program in place at the time of the deferral. See *Security Ownership of Certain Beneficial Owners and Management* on page 37 for more details regarding stock ownership by our non-employee directors. The following table sets forth the number of shares deemed owned by each non-employee director as of March 31, 2020 for purposes of our Stock Ownership Guidelines.

Name	Number of Shares Required to be Owned under Our Stock Ownership Guidelines – the Lesser of:	Number of Shares Deemed Owned as of March 31, 2020[1]	Shares Valued Above $350,000 (Yes/No)[2]
Timothy M. Armstrong	2,500 shares or shares valued at $350,000	1,279	Yes
Jeffery H. Boyd	2,500 shares or shares valued at $350,000	61,049	Yes
Mirian M. Graddick-Weir	2,500 shares or shares valued at $350,000	127	No[3]
James M. Guyette	2,500 shares or shares valued at $350,000	2,711	Yes
Wei Hopeman	2,500 shares or shares valued at $350,000	0	No[3]
Robert J. Mylod, Jr.	2,500 shares or shares valued at $350,000	870	Yes
Charles H. Noski	2,500 shares or shares valued at $350,000	733	Yes
Nancy B. Peretsman	2,500 shares or shares valued at $350,000	4,896	Yes
Nicholas J. Read	2,500 shares or shares valued at $350,000	112	No[3]
Thomas E. Rothman	2,500 shares or shares valued at $350,000	1,279	Yes
Lynn M. Vojvodich	2,500 shares or shares valued at $350,000	524	Yes
Vanessa A. Wittman	2,500 shares or shares valued at $350,000	0	No[3]

(1) See *Security Ownership of Certain Beneficial Owners and Management* on page 37 for certain details relating to beneficial stock ownership, calculated in accordance with SEC rules.
(2) Based on the closing share price of $1,345.32 on March 31, 2020.
(3) Dr. Graddick-Weir and Mr. Read joined the Board on June 7, 2018 and Ms. Hopeman and Ms. Wittman joined the Board on June 6, 2019 and, as a result, will be permitted to reach the ownership guidelines over time.

All non-employee directors (other than Dr. Graddick-Weir, Ms. Hopeman, Mr. Read and Ms. Wittman) met the holding requirements of our Stock Ownership Guidelines for non-employee directors as of March 31, 2020.

Compensation Committee Interlocks and Insider Participation

As noted above, the Compensation Committee is currently comprised of four non-employee, independent directors: Dr. Graddick-Weir and Messrs. Armstrong, Guyette and Mylod. No member of the Compensation Committee is or was formerly an officer or employee of us, other than Mr. Mylod, who was an officer and employee of ours until 2011 and who joined the Board in 2017. No member of the Compensation Committee had any related person transaction required to be disclosed in which we were a participant during the last fiscal year. In addition, none of our executive officers serve on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Compensation Risk Assessment

The Compensation Committee believes that our compensation programs do not create or encourage excessive or inappropriate risk-taking that is reasonably likely to have a material adverse effect on us or our business.

Certain Relationships and Related Transactions

Review and Approval or Ratification of Related Person Transactions

The Audit Committee, pursuant to a written policy, reviews all relationships and transactions in which we participate and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Our legal staff is primarily responsible for gathering relevant information from the directors and executive officers. Related person transactions are generally identified in:

- questionnaires annually distributed to our directors and executive officers;
- certifications submitted annually by our executive officers and directors related to their compliance with our Code of Conduct;
- communications made directly by the related person to management; and
- periodic internal reviews by management.

As required under SEC rules, transactions in which we participate and in which any related person has a direct or indirect material interest and the amount involved exceeds $120,000 are disclosed in our proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related party transaction, the Audit Committee will consider:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting that considers the transaction. This process is included in our Corporate Governance Principles, which is available on our corporate website (www.bookingholdings.com) under the tab "For Investors."

Proposal 2 Advisory Vote to Approve 2019 Executive Compensation

At our 2019 annual meeting of stockholders, 89.9% of shares present and entitled to vote (which includes abstentions but not broker non-votes) were voted in support of our 2018 executive compensation program. Since 2011, we have sought advisory approval of our executive compensation on an annual basis. This non-binding advisory vote is being provided as required pursuant to Section 14A of the Exchange Act and applicable SEC rules. Accordingly, the Board is submitting this non-binding stockholder vote to approve our executive compensation for 2019 as described in this proxy statement (commonly referred to as "say-on-pay"), by approving the following resolution.

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

This non-binding advisory vote on executive compensation will be considered approved by the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 2, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote. Although this vote is non-binding, the Board and the Compensation Committee, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions.

As described in detail under *Compensation Discussion and Analysis*, our compensation program is designed to attract, motivate and retain highly talented individuals at all levels of the global organization and incentivize decision making and management focus that is designed to enhance long-term stockholder value. We believe that our senior executive compensation program, with its balance of short-term incentives (including performance-based cash bonus awards) and long-term incentives (including performance-based equity awards that vest after three years), and share ownership guidelines reward sustained performance that is aligned with long-term stockholder interests. Stockholders are encouraged to read the *Compensation Discussion and Analysis*, the accompanying compensation tables and the related narrative disclosure included in this proxy statement.

 The Board of Directors recommends that you vote **FOR** the approval, on an advisory basis, of the 2019 compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

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AUDIT MATTERS

Report of the Audit Committee of the Board of Directors

We, the Audit Committee of the Board of Directors of Booking Holdings Inc. (the "Company"), have the responsibility to, among other things, oversee the preparation of the Company's consolidated financial statements, the Company's system of internal controls and the qualifications, independence, compensation and performance of the Company's independent registered public accounting firm (independent auditor). We have the sole authority and responsibility to select, evaluate and, when appropriate, replace the Company's independent auditor. Our specific duties and responsibilities are described in our charter, which is available on the Company's corporate website (www.bookingholdings.com) under the tab "For Investors." We review the charter annually and work with the Board to amend it as appropriate to reflect the evolving role of the Audit Committee. The Board has determined that each of us is an independent director based on The Nasdaq Stock Market's listing rules and that each of us also satisfies the Securities and Exchange Commission's (SEC) additional independence requirements for members of audit committees. In addition, the Board has determined that each of Charles H. Noski, Nicholas J. Read and Vanessa A. Wittman is an "audit committee financial expert," as defined by SEC rules.

Management is responsible for the financial reporting process, including the Company's system of internal controls, and for the preparation of the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Company's independent auditor, Deloitte & Touche LLP (Deloitte), is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and to issue reports thereon. Our responsibility is to oversee these processes, and we rely on the expertise and knowledge of management, the internal auditor and the independent auditor in carrying out that role. We are not professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance or professional opinion as to the sufficiency of internal and external audits, whether the Company's consolidated financial statements are complete and accurate and are in accordance with generally accepted accounting principles or on the effectiveness of the Company's system of internal control over financial reporting.

We met eleven times in 2019. Additional information regarding our activities can be found above under *Board Committees - Audit Committee* on page 30, Proposal 3 Ratification of Selection of Independent Registered Public Accounting Firm on page 81 and *Board's Role in Risk Oversight* on page 29.

We reviewed and discussed with management and Deloitte the Company's quarterly earnings press releases and periodic reports for the year ended December 31, 2019, including the Company's 2019 audited consolidated financial statements and related annual report on Form 10-K, filed with the SEC. We also reviewed and discussed with management, the internal auditor and Deloitte management's assessment of the effectiveness of the Company's internal control over financial reporting. In connection with such discussions, Deloitte addressed the matters required to be discussed with us by applicable PCAOB standards and SEC rules and regulations. In addition, we discussed with the internal auditor and Deloitte the overall scope and plans for their respective audits. We met periodically with the internal auditor and Deloitte, separately or together, as appropriate, to discuss their work and the results of their audits. Our meetings included, whenever appropriate, executive sessions with the internal auditor or Deloitte without the presence of management.

We have also received the written disclosures and the letter from Deloitte required by PCAOB Rule 3526 ("Communication With Audit Committees Concerning Independence") and have discussed with Deloitte its independence with respect to the Company. In addition, we have considered whether Deloitte's provision of non-audit services (including the fees for such services) is compatible with maintaining its independence.

Deloitte rotates its lead audit partner every five years. In connection with the rotation that occurred for 2019, we interviewed proposed candidates, consulted with management and selected the lead audit partner.

We assessed Deloitte's performance as independent auditor during 2019, including the performance of the lead audit partner and the audit team, a process we undertake on an annual basis. We reviewed a variety of indicators of audit quality relating to Deloitte, including:

- the quality and candor of its communications with us and management, its responsiveness and accessibility, and its historical and recent performance on the Company's audits;
- how effectively it maintained its independence and employed independent judgment, objectivity and professional skepticism;

- the quality of insight demonstrated in its review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies;

- available external data about quality and performance, including reports by the PCAOB and Deloitte's response to those reports;

- the appropriateness of its fees, taking into account the Company's size and complexity and the resources necessary to perform the audit; and

- its tenure as the Company's independent auditor and knowledge of the Company's global operations, accounting policies and practices, and internal control over financial reporting.

We also consider the impact of changing auditors when assessing whether to retain the current independent auditor. As a result of our evaluation of the independent auditor's performance and considering all other factors we deemed relevant, we concluded that the selection of Deloitte as the Company's independent auditor for the year ending December 31, 2020 is in the best interests of the Company and its stockholders.

Based on the review and discussions referred to above, and our review of the representations of management and the report of the independent auditor, we recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Charles H. Noski, Chairman
Nicholas J. Read
Thomas E. Rothman
Vanessa A. Wittman

AUDIT MATTERS

Auditor Independence

Deloitte & Touche LLP is our independent registered public accounting firm (independent auditor). The approximate aggregate fees and expenses billed for professional services by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte") in 2019 and 2018 were as follows:

Type of Fees	2019 ($)	2018 ($)
Audit Fees	10,991,000	8,762,000
Audit-Related Fees	282,000	295,000
Tax Fees	391,000	399,000
All Other Fees	196,000	5,000

- *Audit Fees.* The aggregate fees and related expenses billed for professional services rendered by Deloitte for the audit of our consolidated financial statements included in our Form 10-K, review of consolidated financial statements included in our Form 10-Qs and audit of management's assessment of internal controls, for services related to acquisitions and for services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements. The increase in audit fees in 2019 as compared with 2018 was primarily due to services provided by Deloitte related to consultations on accounting and control matters and procedures related to systems implementations.

- *Audit-Related Fees.* The aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees," which include services for matters such as certain agreed-upon procedure attestation reports and audits of employee benefit plans.

- *Tax Fees.* The aggregate fees and related expenses billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning, which include state and local tax regulatory matters covering employee benefit plan tax, income tax, and non-income based tax matters, preparation and review of certain foreign tax returns and consultation related to tax strategies and planning.

- *All Other Fees.* The aggregate fees billed for other services rendered by Deloitte principally related to advice on the preparation and delivery of global training materials and licenses obtained for an online accounting research tool.

- *Pre-Approval Policies and Procedures.* The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by Deloitte. In accordance with our policy and applicable SEC rules and regulations, the Audit Committee or its chairperson pre-approves all audit-related services, tax services and other services provided to us by Deloitte ("Auditor Services"). Pre-approval is detailed as to the particular service or category of services. If Auditor Services are required prior to a regularly scheduled Audit Committee meeting and do not fall within the pre-approved services set forth in the pre-approval policy adopted by the Audit Committee, the Audit Committee chairperson is authorized to approve such services, provided that they are consistent with our policy and applicable SEC rules and regulations, and that the full Audit Committee is advised of such services at the next regularly scheduled Audit Committee meeting. Deloitte and management periodically report to the Audit Committee regarding the extent of the Auditor Services provided by Deloitte in accordance with this pre-approval, and the fees for the Auditor Services performed to date. All audit-related services, tax services and other services described above were pre-approved by the Audit Committee or the Audit Committee's chairperson, and the Audit Committee concluded that the provision of such services by Deloitte was compatible with the maintenance of that firm's independence.

Proposal 3 Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm (independent auditor) retained to audit our consolidated financial statements. Deloitte & Touche LLP has audited our consolidated financial statements since 1997. After taking into account its assessment of Deloitte & Touche LLP's prior service to us, the Audit Committee has selected Deloitte & Touche LLP as our independent auditor for the year ending December 31, 2020. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent auditor, and the advisability and potential impact of selecting a different independent auditor. Further, in conjunction with the mandated rotation of Deloitte & Touche LLP's lead audit partner (which occurs at least every five years), the Audit Committee and its chairperson are directly involved in the selection of Deloitte & Touche LLP's new lead audit partner. We are submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Representatives of Deloitte & Touche LLP will be available at the Annual Meeting, will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Our By-Laws do not require that stockholders ratify the selection of our independent auditor. However, we are submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate governance. Although the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as our independent auditor is in our best interests and those of our stockholders, if our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year.

With respect to Proposal 3, the ratification of the selection of Deloitte & Touche LLP to act as our independent registered public accounting firm requires approval by a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 3, abstentions will have the same effect as a vote against the matter.

 The Board of Directors recommends a vote **FOR** Proposal 3.

AUDIT MATTERS

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STOCKHOLDER PROPOSALS

Proposal 4 Stockholder Proposal – Right of Stockholders to Act by Written Consent

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of not less than 10 shares of the Company's common stock, has given notice that he intends to present the following proposal at the Annual Meeting:

Proposal 4 – Adopt a Mainstream Shareholder Right – Written Consent

Shareholders request that our board of directors take the steps necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%-support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp, (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice.

Taking action by written consent is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

This proposal is important to Booking Holdings shareholders because Booking Holdings has a higher than necessary 25% stock ownership threshold for shareholders to call a special meeting. Plus this 25% threshold was set in concrete in the Certificate of Incorporation which makes it more difficult to change.

In any event the right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting. The directors at Intel apparently thought they could divert shareholder attention away from written consent by making it less difficult for shareholders to call a special meeting. However Intel shareholders responded with greater support for written consent in 2019 compared to 2018.

Following a 45%-vote for a written consent shareholder proposal The Bank of New York Mellon Corporation (BK) said it adopted written consent in 2019.

Perhaps BK is starting a new trend in recognizing that a 45%-vote represents a majority vote from the shares that have access to independent proxy voting advice.

And a proxy advisor set certain minimum requirements for a company adopting written consent in case the directors of a company are tempted to adopt a "fig leaf" version of written consent.

Please vote yes:

Adopt a Mainstream Shareholder Right – Written Consent -Proposal 4

Board of Directors Statement in Opposition to Proposal 4

The Board of Directors Recommends a Vote AGAINST this Proposal 4.

The Board of Directors believes that action by written consent without prior notice to all stockholders is not in the best interests of the Company or its stockholders and is unnecessary. Our stockholders have continually supported the Board's position on this topic as they have rejected a substantially similar proposal every time it has been presented for a vote by the stockholders (four times during the past ten years).

The Board strongly believes that important matters requiring a stockholder vote should be the subject of stockholder meetings, which provide the opportunity for dissemination of information to stockholders, sufficient time for consideration of the matters to be voted on and transparent discussion and interaction among the Company's stockholders and the Board so that all points of view may be considered prior to a vote. The views and recommendation of the Board are particularly important pieces of information for stockholders to consider as the Board has access to and is familiar with more detailed information about the Company and its operations than the stockholders. Depriving stockholders the opportunity to consider the Board's views is counterproductive to informed stockholder decision-making. Stockholders benefit from voting through a fully transparent meeting process by ensuring that (a) all stockholders are notified of the meeting and the matters to be voted upon; (b) all stockholders are provided the appropriate time and information to evaluate the matters presented for a vote and to make an informed voting decision; and (c) stockholder actions are not done in secret and then presented to the Company without notice.

In contrast, since the right to act by written consent does not require notice and information on the voting matter to be distributed to all stockholders and does not provide a mechanism for all stockholders to meet to discuss voting matters, the proposal could disenfranchise stockholders and deprive them of the time and opportunity to carefully consider complete and accurate information relating to important voting matters. Permitting stockholders to act by written consent would permit a subset of stockholders with a bare majority of the votes to take potentially significant action without any notification to a meaningful subset of the Company's stockholders and before the Board is given an opportunity to share its views on the matter with any stockholder. If enough stockholders support a matter to pass an action by written consent (greater than 50% required), there is sufficient stockholder support to call a special meeting (25% required). The existing right for our stockholders to call a special meeting is the superior method for stockholders to raise matters for consideration outside of the regular annual meeting process because it provides the aforementioned safeguards of notice, information, time and opportunity to consider all viewpoints and a forum for discussion to all our stockholders without excluding certain subsets of stockholders from the entire process.

Further, the proposal would present an opportunity for special interest investors (including those who accumulate short-term voting positions through the borrowing of shares) to improperly push for proposals that are not in the best interests of all stockholders. Permitting stockholder action by written consent could also lead to substantial confusion and disruption for stockholders, with potentially multiple, even conflicting, written consents being solicited.

The Company has regularly demonstrated its commitment to sound principles of corporate governance, working to ensure the Company is responsive and accountable to stockholder concerns. The Company regards its engagement with stockholders as fundamental to its principles of corporate governance and encourages frequent and open dialogue to provide an opportunity for stockholders to be heard. In the past year, we have had numerous discussions and meetings with several of our stockholders on our business and operations, corporate governance matters, executive compensation and other topics. Through these interactions, we discuss and receive input, provide additional details, answer questions and address issues that are important to our stockholders. In addition to the Company's commitment to investor dialogue, our strong, stockholder-friendly corporate governance practices include:

- Lead Independent Director;
- Majority voting in director elections;
- Stockholder-approved proxy access;
- Annual director elections (i.e., no classified board);
- No super-majority voting provisions;
- Stock ownership guidelines for directors and executive officers;

- Stockholders can call special meetings;

- No poison pill/rights plan;

- Annual "say-on-pay" vote;

- Long-standing practice of prohibiting hedging or pledging of stock by directors and executive officers;

- Disclosure of director and executive officer 10b5-1 Plans; and

- 11 of 13 current directors are independent.

The Board believes permitting stockholders to act by written consent without prior notice to all stockholders would be detrimental to stockholder rights because it deprives stockholders of an opportunity for their voice to be heard. The combination of the Company's ongoing engagement with stockholders and the Company's existing governance practices strikes the appropriate balance of ensuring accountability to stockholders, promoting stockholder democracy and enabling management and the Board to manage the business in an effective manner and in the best interest of all stockholders generally. The Company's stockholders have consistently agreed with this approach, with rejection of a substantially similar proposal each time it has been considered by the stockholders. Accordingly, the Board believes that Proposal 4 is not in the best interests of the Company or our stockholders.

 The Board of Directors recommends that you vote **AGAINST** this Proposal 4. Your proxy will be so voted unless you specify otherwise on the proxy card.

2021 Stockholder Proposals

Stockholders who, in accordance with Rule 14a-8 of the SEC's proxy rules, wish to present proposals (other than nominees for election to the Board pursuant to Article II Section 13 of our By-Laws) for inclusion in the proxy materials to be distributed by us in connection with the 2021 annual meeting of stockholders must submit their proposals to our Corporate Secretary on or before December 25, 2020.

In order for proposals, including stockholder nominees for election to the Board (other than those requested to be included in our proxy materials pursuant to Article II Section 13 of our By-Laws), to be properly brought before the 2021 annual meeting of stockholders in accordance with our By-Laws (and not pursuant to SEC Rule 14a-8), a stockholder's notice of the matter the stockholder wishes to present must be delivered to our Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the By-Laws (and not pursuant to SEC Rule 14a-8 or Article II Section 13 of our By-Laws) must be received no earlier than February 4, 2021 and no later than March 6, 2021.

If one or more eligible stockholders desire to include one or more nominees for election to the Board in our proxy materials for the 2021 annual meeting of stockholders pursuant to Article II Section 13 of our By-Laws, the notice required by Article II Section 13 of the By-Laws must be delivered to our Corporate Secretary not less than 120 nor more than 150 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any such notice must be received no earlier than January 5, 2021 and no later than February 4, 2021.

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OTHER MATTERS

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy card intend to vote on those matters in accordance with their best judgment.

Annual Meeting Information

For the Annual Meeting of Stockholders to be Held on Thursday, June 4, 2020

The enclosed proxy is solicited on behalf of the Board of Booking Holdings Inc. for use at our 2020 Annual Meeting of Stockholders to be held on Thursday, June 4, 2020, at 11:00 a.m. local (Eastern) time, or at any adjournment or postponement of the Annual Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held online at www.virtualshareholdermeeting.com/BKNG2020. We intend to mail this proxy statement and the proxy card on or about April 24, 2020 to all stockholders entitled to vote at the Annual Meeting.

Voting Rights and Outstanding Shares; Approval

Only stockholders of record at the close of business on April 9, 2020 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 9, 2020, 40,930,696 shares of common stock were outstanding and entitled to vote. Each holder of record of common stock on April 9, 2020 will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

The inspector of election appointed for the meeting will tabulate all votes and will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A majority of the issued and outstanding shares of common stock entitled to vote at the Annual Meeting, present either at the webcast or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Stockholders who are present at the Annual Meeting webcast or by proxy and who abstain, and proxies relating to shares held by a broker on your behalf (that is, in "street name"), that are not voted (referred to as "broker non-votes") will be treated as present for purposes of determining whether a quorum is present.

For purposes of approving the matters to be voted upon at the Annual Meeting:

- With respect to Proposal 1, the nominees for election to the Board who receive a majority of votes cast for the election of directors will be elected directors. With respect to the election of directors, a majority of votes cast means that the number of shares cast "for" a nominee's election exceeds the number of "withhold" votes for that nominee. With respect to Proposal 1, votes cast does not include abstentions or broker non-votes, and therefore, abstentions and broker non-votes will not affect the outcome of the vote.

- With respect to Proposal 2, the non-binding advisory vote to approve 2019 executive compensation will be considered approved by the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 2, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote.

- With respect to Proposal 3, the ratification of the selection of Deloitte & Touche LLP to act as our independent registered public accounting firm requires approval by a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 3, abstentions will have the same effect as a vote against the matter. Because brokers are entitled to vote on Proposal 3 without specific instructions from beneficial owners, there will be no broker non-votes on this matter.

- With respect to Proposal 4, the non-binding stockholder proposal requesting the right of stockholders to act by written consent will be considered approved by the affirmative vote of a majority of the shares present and entitled to vote on the matter. With respect to Proposal 4, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote.

If your shares are held in "street name," and you do not instruct the broker as to how to vote your shares on Proposals 1, 2 or 4, the broker may not exercise discretion to vote for or against those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. With respect to Proposal 3, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. **Please instruct your broker so your vote can be counted.**

Voting Matters

Proposal	Board Vote Recommendation
Proposal 1: Election of Directors	FOR each nominee
Proposal 2: Advisory Vote to Approve 2019 Executive Compensation	FOR
Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm	FOR
Proposal 4: Non-Binding Stockholder Proposal Requesting Right of Stockholders to Act by Written Consent	AGAINST

Revocability of Proxies

Any person giving a proxy in response to this solicitation has the power to revoke it at any time before it is voted. Proxies may be revoked by any of the following actions:

- filing a written notice of revocation with our Corporate Secretary at our principal executive office (800 Connecticut Avenue, Norwalk, Connecticut 06854);

- filing with our Corporate Secretary at our principal executive office (800 Connecticut Avenue, Norwalk, Connecticut 06854) a properly executed proxy showing a later date; or

- attending the virtual Annual Meeting and voting through the platform (attendance at the meeting will not, by itself, revoke a proxy). **Please note that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name and present such proxy to us in order to vote at the meeting to obtain a 16-digit control number.**

Solicitation

We will pay for the entire cost of proxy solicitations, including preparation, assembly, printing and mailing of proxy solicitation materials. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward these materials to the beneficial owners of common stock. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials. Our directors, officers or other regular employees may also solicit proxies by telephone, in-person or otherwise. We will not additionally compensate directors, officers or other regular employees for these services. We have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies, and we currently expect to pay Innisfree approximately $15,000 for its services, though the fees could be significantly more if we decide to use its services more extensively.

How to Attend the Annual Meeting

If you plan to attend the Annual Meeting, the webcast can be accessed at www.virtualshareholdermeeting.com/BKNG2020 and the Annual Meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the meeting website prior to the start time to ensure your ability to access the meeting. If you wish to vote or ask questions at the Annual Meeting, you must provide the 16-digit control number provided on your proxy card, on the Notice of Internet Availability of Proxy Materials or on the instructions that accompanied the proxy materials and follow the instructions available on the meeting website during the Annual Meeting. If you experience technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on the virtual meeting platform page for assistance.

OTHER MATTERS

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APPENDICES

Appendix A Unaudited Reconciliation of GAAP to Non-GAAP Financial Information

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In millions)[1]	Year Ended December 31,					
	2019	2018	2017	2016	2015	2014
GAAP Net income	$ 4,865	$3,998	$2,341	$2,135	$2,551	$2,422
(a) Adjustment to loyalty program liability	—	(27)	—	—	—	—
(b) Net travel transaction tax charge (benefit)	—	45	(12)	—	(30)	—
(c) Adjustment to personnel expenses	66	—	—	—	—	—
(d) Litigation settlement	—	—	19	—	—	—
(e) Depreciation and amortization	469	426	363	309	272	208
(f) Impairment of goodwill	—	—	—	941	—	—
(e) Interest income	(152)	(187)	(157)	(95)	(56)	(14)
(e) Interest expense	266	269	254	208	160	88
(g) Net unrealized (gains) losses on marketable equity securities	(745)	367	—	—	—	—
(h) Loss on early extinguishment of debt	—	—	2	—	—	6
(i) Remeasurement gains on certain Euro-denominated debt	(7)	—	—	—	—	—
(j) Impairment of cost-method investments	—	—	—	63	—	—
(e) Income tax expense	1,093	837	2,058	578	577	568
ADJUSTED EBITDA	$5,855	$5,729	$4,867	$4,139	$3,475	$3,278

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

(In millions, except share and per share data)[1]	Year Ended December 31,	
	2019	2018
GAAP Net income	$4,865	$3,998
(a) Adjustment to loyalty program liability	—	(27)
(b) Net travel transaction tax charge (benefit)	—	45
(c) Adjustment to personnel expenses	66	—
(k) Amortization of intangible assets	175	178
(h) Debt discount amortization related to convertible debt	45	47
(c) Interest income	—	(2)
(i) Remeasurement gains on certain Euro-denominated debt	(7)	—
(g) Net unrealized (gains) losses on marketable equity securities	(745)	367
(l) Income taxes on Convertible notes held for investment	21	—
(m) Net income tax impact of the Tax Act	(49)	(48)
(n) Tax impact of Non-GAAP adjustments	92	(111)
NON-GAAP NET INCOME	$4,463	$4,446
GAAP WEIGHTED-AVERAGE NUMBER OF DILUTED COMMON SHARES OUTSTANDING ('000)	43,509	48,017
NON-GAAP NET INCOME PER DILUTED COMMON SHARE	$102.57	$92.59

NON-GAAP FREE CASH FLOW RECONCILIATION

(In millions)[1]	Year Ended December 31, 2019
Net cash provided by operating activities	$4,865
(o) Additions to property and equipment	(368)
NON-GAAP FREE CASH FLOW	$4,497

(1) *Amounts may not total due to rounding*

(a) *Favorable adjustment to OpenTable's loyalty program liability related to changes introduced in the 1st quarter of 2018 to the program and is excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.*

(b) *Adjustments related to prior period net travel transaction tax charge (benefit) including estimated interest and penalties, where applicable, which are recorded in General and administrative expense are excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA. Interest income was recorded related to a favorable ruling for the twelve months ended December 31, 2018. These adjustments are excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.*

(c) *Adjustment to correct an immaterial error related to the nonpayment of prior-period wage-related tax on compensation paid to certain highly-compensated former employees in the year of separation, which is recorded in Personnel expenses and is excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.*

(d) *Adjustment for patent litigation settlement expense which is recorded in General and administrative expense and is excluded from Net income to calculate Adjusted EBITDA.*

(e) *Amounts are excluded from Net income to calculate Adjusted EBITDA.*

(f) *Impairment of Opentable Goodwill which is recorded in Operating expenses and is excluded from Net income to calculate Adjusted EBITDA.*

(g) *Net unrealized gains or losses on marketable equity securities are excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.*

(h) *Non-cash interest expense related to the amortization of debt discount and loss on early extinguishment of debt are recorded in Interest expense and Foreign currency transactions and other, respectively. Non-cash interest expense is excluded from Net income to calculate Non-GAAP net income. Loss on early extinguishment of debt is recorded in Foreign currency transactions and other and is excluded from Net income to calculate Adjusted EBITDA.*

(i) *Adjustment for foreign currency transaction gains or losses on our Euro-denominated debt that is not designated as a hedging instrument for accounting purposes is recorded in Foreign currency transactions and other and is excluded from Net Income to calculate Non-GAAP Net Income and Adjusted EBITDA.*

(j) *Impairments of cost-method investments are recorded in Foreign currency transactions and other and excluded from Net Income to calculate Adjusted EBITDA.*

(k) *Amortization of intangible assets is recorded in Depreciation and amortization expense and excluded from Net income to calculate Non-GAAP Net income.*

(l) *Reclassification of income taxes related to convertible notes held for investment that matured in the 3rd quarter of 2019, and were reclassified from accumulated other comprehensive loss to income tax expense.*

(m) *Benefit for U.S. Federal tax credits resulting from the Tax Cuts and Jobs Act (the "Tax Act") and an adjustment to the one-time deemed repatriation liability resulting from the Tax Act is recorded in Income tax expense and is excluded from Net income to calculate Non-GAAP Net income.*

(n) *Reflects the tax impact of Non-GAAP adjustments and is excluded from Net income to calculate Non-GAAP Net income.*

(o) *Additions to property and equipment are included in the calculation of Free cash flow.*

Non-GAAP Financial Measures

Non-GAAP net-income represents GAAP net income, adjusted to exclude an adjustment to OpenTable's loyalty program, prior period net travel transaction tax charges (benefit) (e.g., value-added taxes, sales taxes, excise taxes, hotel occupancy taxes, etc.), certain personnel adjustments, a litigation settlement, amortization of intangible assets, charges related to the impairment of goodwill, net unrealized losses on marketable equity securities, non-cash interest expense related to the amortization of debt discount and losses on early extinguishment of debt, if any, related to our convertible debt, charges related to other-than-temporary impairments of cost-method investments, the impact of the U.S. Tax Cuts and Jobs Act, and the income tax impact of the non-GAAP adjustments mentioned above.

Adjusted EBITDA excludes the items listed above relating to non-GAAP net income as well as depreciation expense, interest income, interest expense and income tax expense.

Free cash flow is net cash provided by operating activities less capital expenditures.

Adjusted EBITDA, Non-GAAP net income and Free cash flow are "non-GAAP financial measures," as such term is defined by the SEC, and may differ from non-GAAP financial measures used by other companies. As discussed in this proxy statement, we use Adjusted EBITDA (calculated as described in this proxy statement) as a key performance measure under our Annual Cash Incentive Bonus Plan and long-term equity incentive awards, as they pertain to the named executive officers. This non-GAAP measure and the other non-GAAP measures used are not intended to represent funds available for our discretionary use and are not intended to represent, or to be used as a substitute for, operating income, net income or cash flows from operations data as measured under GAAP. The items excluded from non-GAAP net income, Adjusted EBITDA and Free cash flow, but included in the calculation of their closest GAAP equivalents, are significant components of our consolidated statements of operations or statements of cash flows, as applicable, and must be considered in performing a comprehensive assessment of overall financial performance.

We also use these non-GAAP financial measures for financial and operational decision-making. We believe that these non-GAAP financial measures are useful for analysts and investors to evaluate our ongoing operating performance because they facilitate comparison of our current period and projected next-period results to those of prior periods and to those of our competitors (though other companies may calculate similar non-GAAP financial measures differently than those calculated by us).

We evaluate certain operating and financial measures on both an as-reported and constant-currency basis. We calculate constant currency by converting our current-year period financial results for transactions recorded in currencies other than U.S. Dollars using the corresponding prior-year period monthly average exchange rates rather than the current-year period monthly average exchange rates.

The presentation of this financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP in the United States.

Appendix B Form of Proxy Card



BOOKING HOLDINGS INC.
ATTN: GERI JACKSON
800 CONNECTICUT AVENUE
NORWALK, CT 06854



SCAN TO
VIEW MATERIALS & VOTE

VOTE ONLINE
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/BKNG2020**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D12044-P34292

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BOOKING HOLDINGS INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect twelve directors to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01)	Timothy M. Armstrong	07)	Charles H. Noski
02)	Jeffery H. Boyd	08)	Nicholas J. Read
03)	Glenn D. Fogel	09)	Thomas E. Rothman
04)	Mirian M. Graddick-Weir	10)	Bob van Dijk
05)	Wei Hopeman	11)	Lynn M. Vojvodich
06)	Robert J. Mylod, Jr.	12)	Vanessa A. Wittman

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Advisory vote to approve 2019 executive compensation.	☐	☐	☐
3. Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

	For	Against	Abstain
4. Stockholder proposal requesting the right of stockholders to act by written consent.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement & Annual Report are available at www.proxyvote.com.

- -

D12045-P34292

BOOKING HOLDINGS INC.
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 4, 2020

The undersigned hereby appoints DAVID I. GOULDEN and PETER J. MILLONES, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Booking Holdings Inc. that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Booking Holdings Inc. to be held on Thursday, June 4, 2020 at 11:00 a.m. Eastern time held virtually at www.virtualshareholdermeeting.com/BKNG2020, and at any and all continuations and adjournments of the meeting, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all matters that may properly come before the meeting.

UNLESS YOU INDICATE OTHERWISE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSALS 2 AND 3, AND AGAINST PROPOSAL 4, EACH AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT AND IN ACCORDANCE WITH THE JUDGMENT OF THE PROXIES ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS.

Continued and to be signed on reverse side

CORPORATE OFFICES

Booking Holdings
800 Connecticut Avenue
Norwalk, CT 06854

DIRECTORS

Timothy M. Armstrong

Jeffery H. Boyd

Glenn D. Fogel

Mirian M. Graddick-Weir

James M. Guyette

Wei Hopeman

Robert J. Mylod, Jr.

Charles H. Noski

Nancy B. Peretsman

Nicholas J. Read

Thomas E. Rothman

Lynn M. Vojvodich

Vanessa A. Wittman

EXECUTIVE OFFICERS

Glenn D. Fogel
President and Chief Executive Officer

David I. Goulden
Executive Vice President and Chief Financial Officer

Peter J. Millones
Executive Vice President and General Counsel

TRANSFER AGENT

American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

STOCK LISTING

The Nasdaq Stock Market
Ticker Symbol: BKNG

 

BOOKING HOLDINGS